As filed with the Securities and Exchange Commission October 24, 2000
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 10549

                                   ----------

                                 AMENDMENT NO. 2
                                       TO
                                     FORM 10

                  GENERAL FORMS FOR REGISTRATION OF SECURITIES

                      PURSUANT TO SECTION 12(B) OR 12(G) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                              THE PBSJ CORPORATION

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            FLORIDA                                     59-1494168
            -------                                     ----------
(STATE OR OTHER JURISDICTION OF             (I.R.S. EMPLOYER IDENTIFICATION NO.)
 INCORPORATION OR ORGANIZATION)

         2001 N.W. 107th AVENUE
             MIAMI, FLORIDA                               33172
             --------------                               -----
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                (ZIP CODE)

                                 (305) 592-7275
                                 --------------
               (REGISTRANTS TELEPHONE NUMBER, INCLUDING AREA CODE)

                                   ----------

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                      None

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                         Common Stock ($.0033 Par Value)
                         -------------------------------
                                (TITLE OF CLASS)

================================================================================

ITEM 1.  BUSINESS

General

         The PBSJ Corporation and its subsidiaries is an employee-owned professional services organization that provides a broad range of planning, design and construction services to a variety of public and private sector clients. Our four major service disciplines are transportation, environmental, civil engineering and construction management, representing 37%, 25%, 27% and 11%, respectively, of our fiscal 1999 revenues. We utilize our expertise in engineering, planning, management, environmental, architectural and surveying disciplines to solve complex problems in each of these basic service areas. We provide these services through our staff of over 2,200 professional, technical and support personnel. We believe our multi-disciplinary approach to problems facilitates our ability to effectively meet the needs of our clients.

         Since our founding in 1960, we have grown from a small civil engineering practice with operations only in South Florida to a national design firm offering a full range of engineering, architectural and planning services throughout the United States. Evidencing this, in 1999, ENGINEERING NEWS-RECORD ranked PBSJ 12th on its list of the largest 100 pure design firms (traditional design firms with no construction capability) in the United States, based on design revenue. During fiscal 1999, we provided services to approximately 3,000 clients in the public and private sectors. Approximately 95% of our clients had previously used our services. In fiscal 1999, 66% of our net revenues were derived from the public sector and 34% from the private sector.

         We have built an organization composed of highly skilled professionals and top level technical and administrative personnel with a wide variety of scientific, engineering, architectural and management resources. These resources enable us to develop and implement innovative long-term solutions to the complex problems of our clients, many of which are the subject of public concern and extensive governmental regulation. We assist our clients in responding to these concerns, in obtaining governmental permits and approvals and in complying with applicable laws and regulations.

         We began operations on February 29, 1960. Our holding company, The PBSJ Corporation, was incorporated in 1973. We engage in business primarily through two wholly-owned subsidiaries: Post, Buckley, Schuh & Jernigan, Inc., a Florida corporation (through which we provide the majority of our engineering, architectural and planning services) and PBS&J Construction Services, Inc. (through which we provide the majority of our construction management services). In addition, we have two other active subsidiaries: Seminole Development Corporation (through which we hold title to all our real property); and Post, Buckley International, Inc. (through which we provide services to our international clients). In this registration statement, all references to "PBSJ" or "our" operations refer to The PBSJ Corporation and its wholly-owned subsidiaries and the activities of these entities on a consolidated basis. Our executive offices are located at 2001 N.W. 107th Avenue, Miami, Florida.

Acquisitions

         Throughout our history, PBSJ has made selected strategic acquisitions to increase the firm's geographic presence and to enhance its technical capabilities. In the last eight years, we have used acquisitions to significantly expand our operations in the West and Central regions and to solidify our operations in the Eastern region. Once we acquire a firm it is integrated and consolidated into our existing operations and the subsidiary ceases to exist as a separate operating entity.

         o November 1992 - Church Engineering and Church Engineering of Nevada. Our acquisition of Church Engineering gave us a stronger presence in California and introduced the firm to Nevada and the Intermountain region. Through Church's participation in the Corridor Design Management Group joint venture, we began our long-running relationship with the Transportation Corridor Agencies in California, while Church Engineering's experience in and solid reputation for land development services and public works allowed us to launch operations in the Las Vegas market.

         o    June 1995 - The Nelson Corporation.
              The acquisition of The Nelson Corporation, a 100-member firm, helped us establish a solid foothold in the Dallas, Texas area. Nelson's area of specialty included land development, surveying, planning and landscape architecture.

         o    July 1996 - Coastal Environmental Services, Inc.
              Coastal Environmental gave us world-class environmental capabilities in the specialized fields of biostatistics, ecological risk assessment, and watershed management. This highly regarded firm had 50 employees working on projects in the Hudson River, Chesapeake Bay, and Tampa Bay areas.

         o    August 1996 - Frank Coleman and Associates, Inc.
              Our acquisition of Frank Coleman and Associates, an established North Carolina firm, strengthened our capabilities in the growing Raleigh and Charlotte communities. Coleman's operations primarily involved transportation projects, but also supported general civil engineering and surveying assignments.

         o    August 1997 - Espey, Huston & Associates, Inc.
              Our acquisition of EH&A, a 374-person firm headquartered in Austin, Texas with offices in Houston, Dallas, Nashville, Cincinnati, Charlotte and Newport News, significantly advanced our strategic program of geographic and technical diversification. EH&A's strong environmental engineering, ecological science, and cultural resources capabilities rounded out the land development services that PBSJ already offered in Texas. The EH&A acquisition also provided PBSJ with a nationally recognized presence in the aviation services market.

         o    December 1997 - Kercheval and Associates, Inc.
              Our acquisition of Kercheval, a 100-person firm headquartered in San Diego, California with offices in California, Nevada and Alabama, strengthened our capabilities in Southern California and provided a strong entry into the telecommunications market. Kercheval's operations primarily involved transportation, telecommunications and civil and structural engineering projects.


         The operations of EH&A and Kercheval have been integrated and consolidated into our existing operations. Effective October 1, 1998, we merged the following subsidiaries into our wholly owned subsidiary, Post, Buckley, Schuh & Jernigan, Inc., a Florida corporation: Post, Buckley, Schuh & Jernigan, Inc., a Texas corporation, Post, Buckley, Schuh & Jernigan, Inc., a California corporation, Post, Buckley, Schuh & Jernigan, Inc., a Nevada corporation, Post, Buckley, Schuh & Jernigan, Inc. of Arizona, Coastal Enviromental Services, Inc. and Kercheval; and effective January 15, 1999, we merged Survey Resources, Inc. and EH&A into Post Buckley Schuh and Jernigan.


         Through our strategic acquisitions, PBSJ has developed solid technical expertise, in both core services and emerging markets, and a nationwide presence that allows us to respond to clients in our "local" markets with the advantages of a national firm. Although we do not currently have any probable plans with respect to any additional material acquisitions, we will continue to evaluate possible strategic acquisitions of engineering or related service businesses in connection with our plan to diversify our sources of business and the geographic areas in which we operate.

Services

         The following table sets forth our revenues, in thousands, from each of our four basic service disciplines for each of the three years ended September 30, 1999, 1998 and 1997, and the approximate percentage of our total revenues attributable to each service discipline:

                                     1999                   1998                    1997
                             ---------------------  ---------------------  ----------------------
                                                   (Dollars in Thousands)
                               Revenues       %        Revenues       %       Revenues        %
                             -------------  ------  --------------   ----  --------------   -----
Transportation                 $  87,464      37%      $ 82,651       37%    $ 63,878        37%
Environmental                     61,278      25         51,377       23       37,982        22
Civil Engineering                 65,336      27         62,547       28       50,067        29
Construction Management           27,339      11         26,806       12       20,717        12

Transportation

Industry Overview

         The need to modernize and upgrade the transportation infrastructure in the United States has been a source of continued business for us through the last ten years. Fueling the initial growth in this market was the Intermodal Surface Transportation Efficiency Act ("ISTEA") of 1991. ISTEA established funding for mass transportation and public transit programs, introduced the Congestion Mitigation and Air Quality program to provide funding for areas that have not yet met air quality standards under the Clean Air Act to meet air quality deadlines and included funding for alternative-fuel transit buses. In 1998, ISTEA was reauthorized as the Transportation Equity Act for the 21st Century ("TEA-21"). TEA-21 earmarks $218 billion for highway and transit projects over the next six years. Although a U.S. federal program, TEA-21 provides state and local governments considerable flexibility in project selection.

Our Services

         Our activities in this area generally involve planning, design, right of way acquisitions, development and design of intelligent transportation services and program construction management services for highways, including interstate, primary, and arterial roads and toll facilities, bridges, transit, airports and port facilities. We currently serve 15 state departments of transportation throughout the U.S. and three foreign agencies.

         Our Program Management group provides many of our governmental clients the necessary resources to manage large infrastructure programs from concept through construction. Our services include planning, programming, and contract support. During production we develop design standards, manage projects, perform design reviews and develop cost estimates. We (1) facilitate environmental permitting, by advising clients of the permitting requirements and assisting in the completion of the permit applications and the resolution of any issues raised by the applicable regulatory agency issuing the permit, (2) coordinate right-of-way administration and (3) provide construction management oversight.

         During 1999, projects in our Transportation Division included:

         o Designing three segments for the reconstruction of 11.4 miles of interstate highway for the Florida Department of Transportation.

         o Overseeing all project planning and pre-construction requirements and activities and providing bond support services for the Florida Turnpike's capital improvement program including coordinating acquisition of the necessary rights-of-way, and reviewing construction drawings and cost estimates.

         o Overseeing the management of the York County (South Carolina) $100 million transportation capital improvement program.

         o An on-call three-year contract with the South Carolina Department of Transportation to provide surveying, planning and design services for various state highway projects.

         o Providing engineering services at the Port of Miami for the renovation of berthing facilities.

         o Providing design services for the construction of various runways at the Cincinnati/Northern Kentucky International Airport.

Environmental

Industry Overview

         Over the past twenty-five years, significant environmental laws at the federal, state and local levels have been enacted in response to public concern over the environment. Those laws and their implementation through regulation affect numerous industrial and governmental actions and form a key market driver for the products and services of our Environmental Division.

         Two of these federal environmental water regulations, The Safe Drinking Water Act of 1974 and the Safe Drinking Water Act Amendments of 1996, have brought substantial changes to the regulation and financing of water systems. Pursuant to these amendments, Congress has authorized nearly $9.6 billion through 2003 to be allotted to states to create low interest loan funds for installing and upgrading drinking water treatment facilities. The Federal Water Pollution Control Act of 1972 also established a system of standards, permits and enforcement procedures for the discharge of pollutants from industrial and municipal wastewater sources. According to the EPA's survey of wastewater and sewage treatment needs issued in 1996, as much as $139.5 billion will be needed for construction and upgrade of wastewater treatment facilities by the year 2016.

Our Services

         Our Environmental Division focuses on the delivery of planning, design and construction services for private and public sector clients. Included in this division's services are:

Air Quality Management                      Flood Insurance Studies
Chemical Testing Analysis                   Hazardous and Solid Waste Management
Cultural Resources Assessments              Information Solutions
Ecological Studies                          Wastewater Treatment
Environmental Toxicology Analysis           Water Resources
Flood Control Facility Planning and Design  Water Supply and Treatment

         During 1999, projects in our Environmental Division included:

         o A multi-year contract with the Federal Emergency Management Agency ("FEMA") to serve as Flood Map Production Coordination Contractor for FEMA's Central Region V (Illinois, Indiana, Michigan, Ohio, Minnesota and Wisconsin), Central Region VI (Texas, Oklahoma, Arkansas, Louisiana and New Mexico) and Central Region VII (Nebraska, Kansas, Idaho and Missouri).

         o Providing support to the Water Replenishment District of Southern California, including completion of a water resources master plan concept report and assisting in the implementation of a $60 million capital improvements program.

         o A contract with the Dallas/Fort Worth International Airport to identify the boundaries of adjoining wetlands, obtain Clean Water Act permits and develop off-site mitigation strategies in conjunction with FAA requirements to remove wetlands that pose a potential safety hazard.

         o Designing the Washington Suburban Sanitary Commission's 20-million-gallons-per-day advanced Seneca Wastewater Treatment Plant in Montgomery County, Maryland which utilizes biological nutrient removal.

Civil Engineering

Industry Overview

         A strong and long-running national economic expansion has fueled demand for services from our Civil Engineering Division. As private sector companies have spent increased dollars on corporate relocations and office, commercial, industrial and residential development and public sector agencies have allocated additional funds to replace aging infrastructure and revitalize their urban cores, the demand for engineering and design services has grown. One example of this growth is the increase in design revenues generated by the top 500 design firms. According to Engineering News-Record, in 1999 ENR's top 500 design firms generated $33.2 billion in design revenue from U.S.-based projects, up 15.3% from the $28.8 billion generated by these same firms in 1998. By offering a wide range of design and engineering services, PBSJ believes it is well positioned to serve these companies.

Our Services

         Our Civil Engineering Division provides general civil engineering services to public and private clients. Included in these services are (1) site suitability studies, (2) master infrastructure engineering and planning, (3) site engineering, (4) regulatory permitting and (5) disaster planning and response. Within our Civil Engineering Division, we also have three additional service groups: Surveying Engineering, Planning and Landscape Architecture, and Architecture.

         Our Surveying Engineering group provides clients GPS-based surveying, mobile surveying for roadways and other hard surfaces, land platting, right-of-way mapping, construction layout and control, boundary and topographic surveys, control networks, tunnel surveying, commercial land title surveys, hydrographic surveying, movement detection and deformation surveys, and rail and mass transit surveys.

         Our Planning and Landscape Architecture group provides clients master land use planning, site planning, urban and regional planning, urban design, environmental planning, cultural resource identification, and landscape architecture.

         Our Architecture group provides clients architectural design, space planning and interior design, as well as electrical, mechanical and structural engineering services.

         During 1999, projects in our Civil Engineering Division included:

         o Completing the master infrastructure and site engineering for Universal Studio's Portofino Bay Hotel along with regulatory permitting and construction phase services.

         o Providing engineering services to Cagles Poultry, one of the largest poultry production and processing companies in the U.S., for feed mills, hatcheries and processing plants across North Georgia.

         o Providing engineering and surveying services for a 200 acre commercial subdivision in Henderson, Nevada.

         o Providing master planning, urban design and landscape architecture services for the City of Decatur and Georgia's MARTA Plans and Church Street Renovation project.

         o Completing the mechanical, electrical, plumbing, structural and civil engineering design of the new Tri-Cities Regional Airport Concourse Expansion in Tennessee.

Construction Management

Industry Overview

         The demand for our construction management services has also been fueled by the legislation and industry trends that are driving the growth in our Transportation and Environmental Divisions, including ISTEA and TEA-21. These trends have resulted in a large number of infrastructure projects throughout the U.S. which are subject to increasingly complex governmental regulations. The role of the construction manager has become increasingly important to the success of these projects, requiring a new level of versatility and a wide range of skills. Both public and private sector entities are under pressure to complete these projects at accelerated schedules, resulting in a myriad of project delivery systems. With limited in-house staff, these entities must rely on experienced construction managers to complete the project on time and within budget.

Our Services

         In the area of construction management, we provide a wide range of services as an agent for our clients, including contract administration, inspection, field testing, scheduling/estimating, instituting project controls and quality assessment. Although we do not construct or build any projects, we may act as the program director of a project whereby on behalf of the owner of the project, we provide scheduling, cost estimating and construction observation services for the project, or our services may be limited to providing construction consulting.

         During 1999, projects in our Construction Management Division included:

         o Providing construction engineering and inspection services to the Departments of Transportation in Alabama, Colorado, Georgia, Florida and North Carolina.

         o Providing construction administration to the Clark County (Nevada) Department of Public Works for the Desert Inn Detention Basin project in Las Vegas, Nevada.

         o Providing comprehensive services, including cost estimating, scheduling and construction claims reviews, to the school boards of Miami-Dade County and Broward County, Florida.

         o Providing construction-related services to BellSouth throughout Florida and Georgia, including quality assurance inspections, verification of contractor's invoices, damage inspections and responding to natural disasters.

Other Services

         In addition to our four national service disciplines, we have developed a National Information Solutions Division to address the digital infrastructure needs of our clients. Our services include: training, database analysis, system programming, land planning and design and geographic information systems. Recent projects which have allowed our information solutions to address client needs include:

         o Continued development of the Florida Department of Transportation Turnpike District's Turnpike Asset Management System, which will utilize an interactive Internet-based mapping application.

         o Implementing a Geographic Permit Management and Compliance System for the City of Tucson, Arizona that will track all environmental permit requirements and water quality monitoring data.

Clients

         Through our four national service disciplines, we provide our services to a broad range of clients, including state, local and municipal agencies, the Federal government and private sector businesses. Our state and local government clients include approximately 15 state departments of transportation, water utilities, local power generators, waste water treatment agencies, environmental protection agencies, schools and colleges, law enforcement, judiciary, hospitals and healthcare providers. We provide services to Federal agencies, including the Army Corps of Engineers, Environmental Protection Agency, Navy, Air Force, Coast Guard, United States Postal Service, Federal Emergency Management Agency and Department of Energy, and local entities. Our contracts with federal, state and local entities are subject to various methods of determining fees and costs. See "Contract Pricing and Terms of Engagement" for a further discussion of our pricing arrangements with governmental clients.

         Our private sector clients include retail and commercial, entertainment, railroad, petro-chemical, food, telecommunications, oil and gas, power, semi-conductor, transportation, technology, public utility, mining and forest products entities. The table below indicates the revenue generated, by client type, for each of the three years ended September 30, 1999, 1998 and 1997.

                                               1999                     1998                     1997
                                               ----                     ----                     ----
                                                             (Dollars in thousands)
Domestic
  Local and state agencies.........   $155,245        64%      $138,496        62%      $107,039       62%
  Federal agencies.................      4,828         2          8,935         4          6,906        4
  Private businesses...............     79,668        33         71,482        32         55,246       32
International......................      1,676         1          4,468         2          3,453        2
                                      --------       ---       --------       ---       --------      ---
  Total............................   $241,417       100%      $223,381       100%      $172,644      100%
                                      ========       ===       ========       ===       ========      ===

         In 1999, we derived approximately 15% of our net earned revenue from various districts and departments of the Florida Department of Transportation (the "FDOT") under numerous contracts. While we believe the loss of any individual contract would not have a material adverse effect on our results of operations and would not adversely impact our ability to continue work under our other contracts with the FDOT, the loss of all the FDOT contracts would have a material adverse effect on our results of operations by causing a material decrease in our revenues and profits.

International Business

         During fiscal 1999, revenues from our international operations were approximately $1.7 million, or less than 1% of our total revenues. We currently have on-going projects in three countries (Venezuela, Argentina, and India). Although we do not currently have any plans to expand our international operations, we anticipate that our international operations will continue at this same level.

Marketing

         Marketing activities are conducted by key operating and executive personnel, including specifically assigned business development personnel, as well as through professional personnel who develop and maintain new and existing client relationships. Our continued ability to compete successfully in the areas in which we do business is largely dependent upon aggressive marketing, the development of information regarding client requirements, the submission of responsive cost-effective proposals and the successful completion of contracts. Information concerning private and governmental requirements is obtained, during the course of contract performance, from formal and informal briefings, from participation in activities of professional organizations, and from literature published by the government and other organizations.

Contract Pricing and Terms of Engagement

         We earn our revenues for the various types of services we provide through cost-plus, time-and-materials and fixed price contracts, and contracts which combine any of the methods.

         Cost-Plus Contracts. Under our cost-plus contracts, we charge clients negotiated rates based on our direct and indirect costs. Labor costs and subcontractor services are the principal components of our direct costs. Federal Acquisition Regulations, which are applicable to all Federal government contracts and which are partially incorporated in many local and state agency contracts, limit the recovery of certain specified indirect costs or contracts subject to such regulations. In negotiating a cost-plus contract, we estimate all recoverable direct and indirect costs and then add a profit component, which is either a percentage of total recoverable costs or a fixed negotiated fee, to arrive at a total dollar estimate for the project. We receive payment based on the total actual number of labor hours expended. If the actual total number of labor hours is lower than estimated, the revenues from that project will be lower than estimated. If the actual labor hours expended exceed the initial negotiated amount, we must obtain a contract modification to receive payment for such overage. During fiscal 1999, approximately 65% of our contracts were cost-plus contracts, primarily with federal, state and local government agencies.

         Cost-plus contracts covered by Federal Acquisition Regulations and certain state and local agencies require an audit of actual costs and provide for upward or downward adjustments if actual recoverable costs differ from billed recoverable costs. There are no open or pending audits by federal or state authorities as of August 25, 2000. The result of our last audit at September 30, 1999 resulted in no adjustments. Our contracts with governmental entities, once executed, are not subject to renegotiation of profits at the election of the government, however, they are subject to continued funding. Our contracts generally provide that we receive our profit on a periodic basis through the course of the project. Therefore, if a governmental agency fails to fund for a successive year, our profit will have been proportionally received as recognized.

         Time-and-Materials Contracts. Under our time-and-materials contracts, we negotiate hourly billing rates and charge our clients based on actual time expended. In addition, clients reimburse us for the actual out-of-pocket costs of materials and other direct incidental expenditures incurred in connection with performing the contract. Our profit margins on time-and-materials contracts fluctuate based on actual labor and overhead costs directly charged or allocated to contracts compared with negotiated billing rates. During fiscal 1999, approximately 20% of our contracts were time-and-materials contracts, primarily with private sector clients.

         Fixed-Price Contracts. Under our fixed-price contracts, clients pay us an agreed sum negotiated in advance for the specified scope of work. Under fixed-price contracts, we make no payment adjustments if we over-estimate or under-estimate the number of labor hours required to complete the project, unless there is a change of scope in the work to be performed. Accordingly, our profit margin will increase to the extent the number of labor hours and other costs are below the contracted amounts. The profit margin will decrease and we may realize a loss on the project if the number of labor hours required and other costs exceed the estimate. During fiscal 1999, approximately 15% of our contracts were fixed-price contracts, primarily with private sector clients.

Competition

         We face active competition in all areas of our business. As we provide a wide array of engineering, architectural, planning and construction management services to companies in various industries throughout the United States, we encounter a different group of competitors in each of our markets. Our competitors include (1) national and regional design firms like PBSJ that provide a wide range of design services to clients in all industries, including CH2M Hill and Parsons Brickenhoff, (2) industry specific firms that provide design as well as other services to customers in a specific industry, for example environmental firms such as Montgomery Watson, Camp Dresser and McGee, Inc., and (3) local firms that provide some or all of our services in one of our markets. Some of our competitors are larger, more diversified firms having substantially greater financial resources and larger professional and technical staffs than ours. Competition for major contracts is frequently intense and may entail public submittals and multiple presentations by numerous firms seeking to be awarded the contract. The extent of competition which we will encounter in the future will vary depending on changing customer requirements in terms of types of projects and technological developments. It has been our experience that the principal competitive factors for the type of service business in which we engage are a firm's demonstrated ability to perform certain types of projects, the client's own previous experience with competing firms, and the firm's size and financial condition and the cost of the particular proposal.

         No one firm currently dominates a significant portion of the sectors in which we compete. Given the expanding demand for some of the services provided by PBSJ, it is likely that additional competitors will emerge. At the same time, consolidation continues to occur in certain of the sub-segments of the industry in the United States , including the environmental-focused firms, due to mergers.

         We believe that we will retain the ability to compete effectively with other firms that provide similar services by continuing to offer a broad range of high-quality consulting and environmental, transportation, and engineering and construction management services through our network of offices. Among other things, the wide range of expertise which we possess permits us to remain competitive in obtaining government contracts despite shifts in governmental spending emphasis. Our multi-disciplinary capabilities enable us to compete more effectively for clients whose projects require that the expertise of professionals in a number of different disciplines be brought to bear in the problem solving effort. We believe that our ability to offer our services over a large part of the United States is a positive factor in enabling us to attract and retain clients who have a need for our services in different parts of the country.

Backlog

         Our backlog for services as of June 30, 2000 was estimated to be approximately $238.5 million. We define backlog as contracted task orders less previously recognized revenue on such task orders. U.S. government agencies, and many state and local governmental agencies, operate under annual fiscal appropriations and fund various contracts only on an incremental basis. Our ability to realize revenues from our backlog depends on the availability of funding for various federal, state and local government agencies.

         A majority of our customer orders or contract awards and additions to contracts previously awarded are received or occur at random during the year and may have varying periods of performance. The comparison of backlog amounts on the same date in successive years is not necessarily indicative of trends in our business or future revenues.

         The major components of our operating costs are payroll and payroll-related costs. Since our business is dependent upon the reputation and experience of our personnel and adequate staffing, a reasonable backlog is important for the scheduling of operations and for the maintenance of a fully-staffed level of operations.

Regulation

         Compliance with federal, state and local regulations which have been enacted or adopted relating to the protection of the environment is not expected to have any material effect upon the capital expenditures, earnings and competitive position of PBSJ.

Personnel

         As of July 31, 2000, we employed 2,330 persons. Most of our employees are professional or technical personnel having specialized training and skills, including engineers, architects, analysts, scientists, management specialists, technical writers and skilled technicians. Although many of our personnel are highly specialized in certain areas and while there is a nationwide shortage of certain qualified technical personnel, we are not currently experiencing any material difficulty in obtaining the personnel we require to perform under our contracts. We believe that our future growth and success will depend, in large part, upon our continued ability to attract and retain highly qualified personnel. We believe our employee relations to be good.

Liabilities and Insurance

         When we perform services for our clients, we can become liable for breach of contract, personal injury, property damage and negligence. Such claims could include improper or negligent performance or design, failure to meet specifications and breaches of express or implied warranties. Our clients often require us to contractually assume liabilities for damage or personal injury to the client, third parties and their property and for fines and penalties. Because our projects are typically large enough to affect the lives of many people, the damages available to a client or third parties are potentially large and could include punitive and consequential damages. For example, our transportation projects involve services that affect not only our client, but also many end users of those services.


         We seek to protect PBSJ from potential liabilities by obtaining indemnification, where possible, from our public and private sector clients. However, even when we obtain such indemnification, it is generally not available if we fail to satisfy specified standards of care in performing our services or if the indemnifying person has insufficient assets to cover the liability. Therefore, we also seek to protect PBSJ by maintaining a full range of insurance coverage, including worker's compensation, general and professional liability (including pollution liability) and property coverage. Our professional liability coverage is on a claims made basis (which means that the policy provides liability coverage for all claims made during the policy period, regardless of when the action occurred), while the rest of our insurance coverage is on an occurrence basis (which means that the policy provides liability coverage only for injury or damage arising from an action that occurs during the policy period, regardless of when the claim is actually made). Our professional liability insurance provides for annual coverage of up to $30 million with an annual deductible of $1.5 million. Based upon our previous experience with such claims and lawsuits, we believe our insurance coverage is adequate for all our present operational activities, although there can be no assurances that such coverage will prove to be adequate in all cases. A successful claim or claims in an amount in excess of our insurance coverage for which there is not coverage could have a material adverse effect on our results of operation.

ITEM 2.  FINANCIAL INFORMATION

                             Selected Financial Data

         The following table sets forth selected historical financial data as of and for the years ended September 30, 1999, 1998, 1997, 1996 and 1995 and for the nine months ended June 30, 2000 and 1999. The financial data for each of the fiscal years has been derived from, and is qualified by reference to, our audited financial statements which PricewaterhouseCoopers LLP, our independent certified public accountants, have audited. The financial data for the nine months ended June 30 2000 and 1999 is unaudited. You should read the information set forth below in conjunction with our consolidated Financial Statements, including the notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this registration statement.


                                                       Year Ended September 30,                         June 30
                                       ---------------------------------------------------------  ---------------------
                                          1999      1998         1997        1996        1995       2000        1999
                                       ---------  ---------    ---------   ---------   ---------  ---------   ---------
                                            (dollars in thousands, except per share data)
Operating Data:
Engineering fees                       $ 241,417  $ 223,381    $ 172,644   $ 143,731   $ 130,903  $ 194,274   $ 176,771
Net earned revenues                      180,637    167,133      131,423     110,080     101,255    146,789     132,174
Net income                                 5,446      4,474        4,000       3,363       3,343      6,004       4,036
Redeemable Common stock per
 share data:
Basic and diluted earnings per share   $    2.87  $    2.40    $    2.16   $    1.78   $    1.77  $    3.16   $    2.13
Weighted average shares of redeemable
common stock outstanding               1,896,533  1,861,022    1,852,051   1,892,996   1,889,799  1,899,759   1,896,533

Balance Sheet Data (at end of period):
Working capital                        $  31,721  $  20,545    $  19,186   $  14,802   $  14,280  $  27,412
Total assets                             103,835     96,425       83,457      63,601      56,817    113,200
Long-term debt (less current
portion)                                  13,337      8,589       11,064       3,414       3,708     13,065
Redeemable Common stockholders'
 equity                                $  45,270  $  37,613    $  31,508   $  27,782   $  25,328  $  44,448
Cash dividends per common share               --         --           --          --          --         --

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS



RESULTS OF OPERATION

      The following table sets forth the percentage of net earned service revenue represented by the items in our consolidated statements of income:

                                                 Year ended September 30,                         Nine Months ended
                                                                                                      June 30,

                                         1999            1998             1997                  2000            1999
                                    --------------   -------------    -------------        --------------   -------------
                                                                                                     (Unaudited)
Engineering fees                          133.6%           133.6%           131.4%               132.4%           133.7%
Direct expenses                            33.6             33.6             31.4                 32.4             33.7
                                    --------------   -------------    -------------        --------------   -------------
Net earned revenue                        100.0            100.0            100.0                100.0            100.0
Costs and Expenses:
     Direct salaries                       36.7             36.8             38.1                 37.1             37.2
     Selling, general and
         administrative expenses           58.4             58.5             56.8                 55.2             57.5
                                    --------------   -------------    -------------        --------------   -------------
Operating income                            4.9              4.7              5.1                  7.7              5.3
Interest expense                            (.6)             (.7)             (.5)                 (.7)             (.7)
Other, net                                   .6               .5               .5                  (.3)              .4
                                    --------------   -------------    -------------        --------------   -------------
Income before income taxes                  4.9              4.5              5.1                  6.7              5.0
Income tax expense                          1.9              1.8              2.1                  2.6              2.0
                                    --------------   -------------    -------------        --------------   -------------
Net income                                  3.0%             2.7%             3.0%                 4.1%             3.0%
                                    ==============   =============    =============        ==============   =============

         A summary of operating results is as follows for each of the years ended September 30:


                                  1999           1998           1997
                               ---------      ---------      ---------
                                       (Dollars in Thousands)
Engineering fees .........     $ 241,417      $ 223,381      $ 172,644
Direct Expenses ..........        60,780         56,248         41,221
                               ---------      ---------      ---------
Net Earned Revenue .......       180,637        167,133        131,423

Costs and Expenses .......       171,637        159,349        124,761
                               ---------      ---------      ---------
Operating Income .........         9,000          7,784          6,662

Other Income (expenses)...           (54)          (360)           121
Income tax expense .......         3,500          2,950          2,783
                               ---------      ---------      ---------
Net Income ...............     $   5,446      $   4,474      $   4,000
                               =========      =========      =========


Segment Results of Operations

         Our businesses are reported as four segments, reflecting our management methodology and structure. The accounting policies of the segments are the same as those described in the footnotes to the accompanying consolidated financial statements. We evaluate performance based on operating profit of the respective segments. In fiscal years 1999, 1998 and 1997, certain expenses such as direct salaries and general and administrative expenses were allocated to the segments based on the segments' direct costs as a percentage of total direct costs. Additionally, in fiscal 1998 and 1997, we estimated our engineering fee allocations to each segment based on estimates of the segments' historical engineering fees as a percentage of total engineering fees. The discussion that follows is a summary analysis of the primary changes in operating results by segment for 1999 as compared to 1998 and 1998 as compared to 1997 and the nine months ended June 30, 2000 and 1999.

Fiscal Years Ended September 30, 1999, 1998 and 1997

Transportation

                                                 1999           % Change          1998            % Change           1997
                                               -------          --------        -------           --------         -------
                                                                         (Dollars in Thousands)
Engineering Fees.............................. $87,464             5.8%         $82,651             29.4%          $63,878
Direct Expenses...............................  22,364             7.5           20,812             36.5            15,251
Net Earned Revenue............................  65,100             5.3           61,839             27.2            48,627
Costs and Expenses............................  61,784             5.6           58,482             28.1            45,670
Operating Income.............................. $ 3,316            -1.2%         $ 3,357             13.5%          $ 2,957

         1999 Compared To 1998

         Engineering fees of $87.5 million for 1999 increased 5.8% as compared to 1998. Higher volumes from continued strength in the transportation services market and engineering fees from new projects were the primary contributors to this increase during 1999.

         Reported net earned revenue was $65.1 million during 1999 as compared to $61.8 million in 1998, representing an increase of 5.3%. Direct expenses consist of out-of-pocket expenses related to the delivery of services such as blueprints, reproductions, CADD/computer charges, and travel and subcontractor expenses. Direct expenses, as a percentage of net earned revenue was 34.3% in 1999 as compared to 33.6% in 1998. The increase in direct expenses of 7.5% has a direct relationship with the increase in engineering fees. In addition, the use of subconsultants increased during this period.

         Reported operating income was $3.3 million as compared to $3.4 million in 1998, representing a decrease of 1.2%. Operating income as a percentage of net earned revenue was 5.1% in 1999 as compared to 5.4% in 1998. The decrease is due to a combination of increased direct salaries and general and administrative expenses. Direct salaries increased as more employees worked on projects during 1999 as compared to the prior year. General and administrative expenses increased due to higher expenses relating to the implementation and installation fees for our information systems upgrade, increased depreciation expense due to increased purchases and increased insurance expenses relating to our medical insurance plan. Due to the larger scale of operations for this segment, the general and administrative expenses had a larger effect on this segment's operations.

         1998 Compared To 1997

         Engineering fees for 1998 were $82.7 million compared to $63.9 million for 1997, which represented a 29.4% increase. Higher engineering fee volumes and continued growth in the business were the primary reasons for the increase during 1998. The higher volumes during 1998 primarily related to new projects from the acquisition of EH&A and Kercheval. Engineering fees from these new entities represented 16.4% of total engineering fees during fiscal 1998.

         Reported net earned revenue was $61.8 million during 1998 as compared to $48.6 million in 1997, representing an increase of 27.2%. Direct expenses consist of out-of-pocket expenses related to the delivery of services such as blueprints, reproductions, CADD/computer charges, and travel and subcontractor expenses. Direct expenses, as a percentage of net earned revenue was 33.6% in 1998 and 31.4 % in 1997. The increase in direct expenses of 36.5% is due to an increase in subconsultant expenses and the other direct expenses mentioned above related to new projects from the EH&A and Kercheval acquisitions. Direct expenses have a direct relationship with engineering fees. As engineering fees increase, direct expenses increase to a certain extent. Higher engineering fees discussed above offset by increased subconsultant expenses were the primary contributors for the overall 1999 increase compared to 1998.

         Reported operating income was $3.4 million as compared to $3.0 million in 1997, representing an increase of 13.5%. Operating income as a percentage of net earned revenue was 5.4% in 1998 as compared to 6.1% in 1997. The increase in operating income is due to higher engineering fees offset by an increase in direct salaries and general and administrative expenses. Overall, the direct salaries and general and administrative expenses increased due to additional monitoring expenses relating to the EH&A and

Kercheval acquisitions. Direct salaries increased as there were more employees working on transportation projects in 1998 as compared to the prior year primarily as a result of the acquisition. Additionally, there were increases in overall general and administrative expenses resulting from the acquisitions such as rent, telephone, travel, computer, software license, and administrative payroll and payroll taxes resulting from the additional capacity. Since costs increased at a higher rate than the engineering fees, the percentage of operating income to net earned revenue decreased.

Civil Engineering

                                                 1999           % Change          1998           % Change            1997
                                               -------          --------        -------          --------          -------
                                                                    (Dollars in Thousands)
Engineering Fees...........................    $65,336             4.5%         $62,547             24.9%          $50,067
Direct Expenses............................     13,840           -12.1           15,750             31.8            11,954
Net Earned Revenue.........................     51,496            10.0           46,797             22.8            38,113
Costs and Expenses.........................     48,813             8.1           45,120             22.8            36,742
Operating Income...........................    $ 2,683            60.0%         $ 1,677             22.3%          $ 1,371

         1999 Compared To 1998

         Engineering fees of $65.3 million for 1999 increased 4.5% as compared to 1998. Higher volumes from continued strength in the civil engineering market, and engineering fees from new projects were the primary contributors to this increase during 1999.

         Reported net earned revenue was $51.5 million during 1999 as compared to $46.8 million in 1998, representing an increase of 10%. Direct expenses consist of out-of-pocket expenses related to the delivery of services such as blueprints, reproductions, CADD/computer charges, and travel and subcontractor expenses. Direct expenses, as a percentage of net earned revenue was 26.9% in 1999 as compared to 33.6% in 1998. Direct expenses decreased in 1999 because we lessened our use of subconsultants as compared to the prior year. As a result, we used our own technical staff to complete projects, thereby increasing direct salaries significantly in 1999. Higher engineering fees discussed above and a decrease in subconsultant expenses were the primary contributors for the overall 1999 increase compared to 1998.

         Reported operating income was $2.7 million as compared to $1.7 million in 1998, representing an increase of 60%. Operating income as a percentage of net earned revenue was 5.2% in 1999 as compared to 3.6% in 1998. The increase in operating income for this segment is due to the higher engineering fees as discussed above offset by increased direct salaries and general and administrative expenses. The increase in direct salaries was due to more employees working on projects during 1999 as compared to the prior year. The increase in direct salaries has a negative effect on the direct expenses as discussed above. Increased general and administrative costs was primarily due to the implementation and installation fees for our information systems upgrade, increased depreciation expense due to increased purchases and increased insurance expenses relating to our medical insurance plan.

         1998 Compared to 1997

         Engineering fees for 1998 were $62.5 million compared to $50.1 million for 1997, which represented a 24.9% increase. Higher engineering fee volumes and continued growth in the business were the primary reasons for the increase during 1998. The higher volumes during 1998 primarily related to the acquisition of new projects. Additionally, our acquisition of EH&A and Kercheval resulted in slightly higher engineering fees for this segment.

         Reported net earned revenue was $46.8 million during 1998 as compared to $38.1 million in 1997 representing an increase of 22.8%. Direct expenses consist of out-of-pocket expenses related to the delivery of services such as blueprints, reproductions, CADD/computer charges, and travel and subcontractor expenses. Direct expenses, as a percentage of net earned revenue was 33.6% in 1998 as compared to 31.4% in 1997. Due to the acquisition of additional work from internal growth and the acquisition of EH&A and Kercheval, we increased our use of subconsultants on projects, thereby causing direct expenses to increase by 31.8% from 1997 to 1998. Higher engineering fees discussed above offset by higher subconsultant expenses resulted in increased net earned revenue during 1998.

         Reported operating income was $1.7 million in 1998 as compared to $1.4 million in 1997, representing an increase of 22.3%. Operating income as a percentage of net earned revenue was consistent at 3.6% in 1998 and 1997. The increase in operating income is due to higher engineering fees offset by an increase in direct salaries and general and administrative expenses. Overall, the direct salaries and general and administrative expenses increased due to additional monitoring expenses relating to the EH&A and Kercheval acquisitions. Direct salaries increased as there were more employees working on civil projects in 1998 as compared to the prior year primarily as a result of the acquisitions. Additionally, there were increases in overall general and administrative expenses resulting from the acquisitions such as rent, telephone, travel, computer, software license, and administrative payroll and payroll taxes resulting from the additional capacity. Since costs increased at a higher rate than the engineering fees, the percentage of operating income to net earned revenue decreased.

Environmental

                                              1999            % Change          1998            % Change            1997
                                            -------           --------        --------          --------          -------
                                                                    (Dollars in Thousands)
Engineering Fees.........................   $61,278             19.3%         $51,377             35.3%           $37,982
Direct Expenses..........................    15,009             16.0           12,936             42.6              9,070
Net Earned Revenue.......................    46,269             20.3           38,441             33.0             28,912
Costs and Expenses.......................    44,257             20.2           36,830             33.9             27,506
Operating Income.........................   $ 2,012             24.9%         $ 1,611             14.6%           $ 1,406

         1999 Compared To 1998

         Engineering fees of $61.3 million for 1999 increased 19.3% as compared to 1998. Higher volumes from continued strength in the environmental services sector, and engineering fees from new projects were the primary contributors to this increase during 1999.

         Reported net earned revenue was $46.3 million during 1999 as compared to $38.4 million in 1998, representing an increase of 20.3%. Direct expenses consist of out-of-pocket expenses related to the delivery of services such as blueprints, reproductions, CADD/computer charges, and travel and subcontractor expenses. Direct expenses, as a percentage of net earned revenue was 32.4% in 1999 as compared to 33.7% in 1998. Direct expenses increased 16% from 1998 to 1999 as a direct result of the increase in engineering fees. Direct salaries increased in 1999 because we used more of our technical staff on projects rather than subcontractors. As a result, the percentage of direct expenses to net earned revenue decreased during 1999. Higher engineering fees discussed above offset by increased subconsultant expenses were the primary contributors for the overall 1999 increase compared to 1998.

         Reported operating income was $2.0 million in 1999 as compared to $1.6 million in 1998, representing an increase of 24.9%. Operating income as a percentage of net earned revenue was 4.3% in 1999 as compared to 4.2% in 1998. The increase in operating income is offset by a combination of increased direct salaries and general and administrative expenses. Direct salaries increased as more employees worked on projects during 1999 as compared to the prior year. General and administrative expenses increased due to increased expenses relating to the implementation and installation fees for our information systems upgrade, increased depreciation expense due to increased purchases and increased insurance expenses relating to our medical insurance plan. Due to the larger scale of operations for this segment, general and administrative expenses had a larger effect on this segment's operations.

         1998 Compared to 1997

         Engineering fees for 1998 were $51.3 million compared to $38.0 million for 1997, which represented a 35.3% increase. Higher engineering fee volumes and continued growth in the business were the primary reasons for the increase during 1998. The higher volumes during 1998 primarily related to new projects from the acquisition of EH&A and Kercheval. Engineering fees from these new entities represented 46% of total engineering fees during fiscal 1998.

         Reported net earned revenue was $38.4 million during 1998 as compared to $28.9 million in 1997, representing an increase of 33.0%. Direct expenses consist of out-of-pocket expenses related to the delivery of services such as blueprints, reproductions, CADD/computer charges, and travel and subcontractor expenses. Direct expenses, as a percentage of net earned revenue was 33.7% in 1998 as compared to 31.4% in 1997. Direct expenses increased by 42.6% because we had to use subconsultants on projects obtained from the acquisitions, as there was turnover of technical staff in 1998. Due to the increased use of subconsultants during 1998 and the other direct expenses mentioned above, the percentage of direct expenses to net earned revenue increased during 1998. Higher engineering fees discussed above offset by increased subconsultant expenses were the primary contributors for the overall 1998 increase compared to 1997.

         Reported operating income was $1.6 million as compared to $1.4 million in 1997, representing a increase of 14.6%. Operating income as a percentage of net earned revenue was 4.2% in 1998 as compared to 4.9% in 1997. The increase in operating income is due to the higher engineering fees offset by an increase in direct salaries and general and administrative expenses. Direct salaries increased slightly as we had more technical staff working on projects and increased salaries for new technical staff hired to offset the effects of personnel turnover. Additionally, there were increases in overall general and administrative expenses resulting from the acquisitions such as rent, telephone, travel, computer, software license, and administrative payroll and payroll taxes resulting from the additional capacity. Since costs increased at a higher rate than the engineering fees, the percentage of operating income to net earned revenue decreased.

Construction Management

                                             1999             % Change         1998             % Change           1997
                                            -------           --------        -------           --------          -------
                                                                    (Dollars in Thousands)
Engineering Fees.........................   $27,339               2.0%        $26,806              29.4%          $20,717
Direct Expenses..........................     9,567              41.7           6,750              36.5             4,946
Net Earned Revenue.......................    17,772             -11.4          20,056              27.2            15,771
Costs and Expenses.......................    16,783             -11.2          18,917              27.4            14,843
Operating Income.........................   $   989             -13.2%        $ 1,139              22.7%          $   928

         1999 Compared to 1998

         Engineering fees of $27.3 million for 1999 increased 2.0% as compared to 1998. Higher volumes from continued strength in the construction services discipline, and engineering fees from some projects were the primary contributors to this increase during 1999.

         Reported net earned revenue was $17.8 million during 1999 as compared to $20.1 million in 1998, representing a decrease of 11.4%. Direct expenses consist of out-of-pocket expenses related to the delivery of services such as blueprints, reproductions, CADD/computer charges, and travel and subcontractor expenses. Direct expenses, as a percentage of net earned revenue was 53.9% in 1999 as compared to 33.6% in 1998. Direct expenses increased due to the increase in subconsultant expenses and the other direct expenses mentioned above related to projects obtained from the EH&A and Kercheval acquisitions. The segment had personnel turnover during 1999 and as a result had to increase our use of subcontractors. Higher engineering fees discussed above offset by increased subconsultant expenses were the primary contributors for the overall 1999 increase compared to 1998.

         Reported operating income was $1.0 million as compared to $1.1 million in 1998, representing a decrease of 13.2%. Operating income as a percentage of net earned revenue was 5.6% in 1999 as compared to 5.7% in 1998. General and administrative expenses increased due to increased expenses relating to the implementation and installation fees for our information systems upgrade, increased depreciation expense due to increased purchases and increased insurance expenses relating to our medical insurance plan and increased payroll related expenses due to turnover of administrative personnel. The increase in costs and expense increased at a higher rate as compared to the engineering fees as a result of the computer upgrade and turnover of personnel. As a result, operating income decreased as compared to 1998.

         1998 Compared to 1997

         Engineering fees for 1998 were $26.8 million compared to $20.7 million for 1997, which represented a 29.4% increase. Higher engineering fee volumes and continued growth in the business were the primary reasons for the increase during 1998. The higher volumes during 1998 primarily related to the acquisition of new projects resulting from our acquisition of EH&A and Kercheval.

         Reported net earned revenue was $20.1 million during 1998 as compared to $15.8 million in 1997 representing an increase of 27.2%. Direct expenses consist of out-of-pocket expenses related to the delivery of services such as blueprints, reproductions, CADD/computer charges, and travel and subcontractor expenses. Direct expenses, as a percentage of net earned revenue was 33.6% as compared to 31.3% in 1997. Increased direct expenses are due to the increase in subconsultant expenses related to the projects. Due to the acquisition of additional work from internal growth and acquisition of EH&A and Kercheval, we increased our use of subconsultants on our projects. Higher engineering fees discussed above offset by higher subconsultant expenses resulted in increased net earned revenue during 1998.

         Reported operating income was $1.1 million as compared to $0.9 million in 1997, representing an increase of 22.7%. Operating income as a percentage of net earned revenue was 5.7% in 1998 as compared to 5.9% in 1997. The decrease in operating income as a percentage of net earned revenue is due to the higher engineering fees offset by an increase in direct salaries and general and administrative expenses. Overall, the direct salaries and general and administrative expenses increased due to additional monitoring expenses relating to the EH&A and Kercheval acquisitions. Direct salaries increased as there were more employees working on projects in 1998 as compared to the prior year primarily as a result of the acquisitions. Additionally, there were increases in overall general and administrative expenses resulting from the acquisitions such as rent, telephone, travel, computer, software license, and administrative payroll and payroll taxes resulting from the additional capacity. As a result, operating income as a percentage of net earned revenue decreased slightly during 1998. Since costs increased at a higher rate than the engineering fees, the percentage of operating income to net earned revenue decreased.

Consolidated Results

Other income (expenses):

         Other income and expenses primarily consists of interest and dividend income and interest expense. Other income (expenses) was ($54,000), ($360,000) and $121,000 for fiscal 1999, fiscal 1998 and fiscal 1997, respectively. The decrease in other expenses, net during fiscal 1999 was a result of (i) realized gains of $620,000 on the sale of investments and a decrease of 5% in interest expense due to lower average borrowings outstanding during fiscal 1999 as compared to the prior year, offset by (ii) decreases in interest and dividend income related to investments. The decrease in other income and expenses from fiscal 1997 to fiscal 1998 was primarily due to increased interest expense as there were increased borrowings relating to the Kercheval and EH&A acquisitions.

Net Income:

         Net income was $5.4 million, $4.5 million and $4.0 million for fiscal 1999, 1998 and 1997, respectively. The percentage of net income to net earned revenue was 3% in fiscal 1999 as compared to 2.7% in fiscal 1998 and 3.0% in fiscal 1997. The 22% increase in net income in fiscal 1999 was a result of an 8% increase in engineering fees offset by an 8% increase in direct and general and administrative expenses, in addition to a 5% decrease in interest expense and a 28% increase in other income. Net income increased 12% during fiscal 1998 due to increased engineering fees and related increased costs, offset by an increase in interest expense related to the financing of the Kercheval and EH&A acquisitions.

Nine Months Ended June 30, 2000 Compared to June 30, 1999

A summary of our operating results is as follows for each of the nine months ended June 30 (dollars in thousands):

                                             2000           1999
                                           --------       --------
                                                (Unaudited)

Engineering Fees.........................  $194,274       $176,771
Direct Expenses..........................    47,485         44,597
                                           --------       --------
Net Earned Revenue.......................   146,789        132,174
Costs and Expenses.......................   135,367        125,155
                                           --------       --------
Operating Income.........................    11,422          7,019

Operating Expense........................    (1,580)          (402)
Income tax expense.......................     3,838          2,581
                                           --------       --------
Net Income...............................  $  6,004       $  4,036
                                           ========       ========

Transportation

                                        2000          % Change         1999
                                      -------         --------       -------
                                    (Unaudited)                    (Unaudited)
                                               (Dollars in Thousands)
Engineering Fees....................  $77,426           18.4%        $65,405
Direct Expenses.....................   20,784            26.0         16,501
Net Earned Revenue..................   56,643            15.8         48,904
Costs and Expenses..................   49,533             7.0         46,307
Operating Income....................  $ 7,110           173.8%       $ 2,597

         Engineering fees for the nine months ended June 30, 2000 were $77.4 million compared to $65.4 million for 1999, which represented an 18.4% increase. Higher volume and continued growth in the business, specifically with various state departments of transportation, were the primary reasons for the increase during 2000.

         Reported net earned revenue was $56.6 million during 2000 as compared to $48.9 million in 1999, representing an increase of 15.8%. Direct expenses consist of out-of-pocket expenses related to the delivery of services such as blueprints, reproductions, CADD/computer charges, and travel and subcontractor expenses. Direct expenses, as a percentage of net earned revenue was 36.7% in 2000 as compared to 33.7% in 1999. The increase in direct expenses is due to increased subconsultant expenses related to growth in engineering fees. Higher engineering fees discussed above offset by increased subconsultant expenses were the primary contributors for the overall 2000 increase compared to 1999.


         Reported operating income was $7.1 million in 2000 as compared to $2.6 million in 1999, representing an increase of 173.8%. Operating income as a percentage of net earned revenue was 12.6% in 2000 as compared to 5.3% in 1999. The increase in operating income as a percentage of net earned revenue is due to improved operating efficiencies, a more accurate method of allocating general and administrative costs and improved collections, allowing for a reduction in the allowance for doubtful accounts. Under the old method of general and administrative cost allocation, operating income would have been $2.5 million less. Due to improved collections during fiscal year 2000, our total allowance for doubtful accounts decreased approximately $2.4 million, from $4.9 million at September 30, 1999 to $2.5 million at June 30, 2000. This segment's allocation from the adjustment in the allowance for doubtful accounts approximated $940,000, or 20.5% of the 173.8% increase in operating income in 2000. Direct salaries increased due to additional work performed by technical staff relating to the new project discussed above. General and administrative expenses increased due to increased payroll due to increases in pay rates and an accrual of bonuses and insurance expenses relating to our medical plan.


Civil Engineering

                                         2000            % Change        1999
                                       -------           --------      -------
                                     (Unaudited)                     (Unaudited)
                                               (Dollars in Thousands)
Engineering Fees.....................  $52,492               6.1%       $49,496
Direct Expenses......................   12,099              -3.1         12,487
Net Earned Revenue...................   40,393               9.1         37,009
Costs and Expenses...................   39,753              13.9         34,903
Operating Income.....................  $   640             -69.6%       $ 2,106

         Engineering fees for the nine months ended June 30, 2000 were $52.5 million compared to $49.5 million for 1999, which represented a 6.1% increase. Higher volume and continued growth in the business were the primary reasons for the increase during 2000.


         Reported net earned revenue was $40.4 million during 2000 as compared to $37.0 million in 1999, representing an increase of 9.1%. Direct expenses consist of out-of-pocket expenses related to the delivery of services such as blueprints, reproductions, CADD/computer charges, and travel and subcontractor expenses. Direct expenses, as a percentage of net earned revenue was 30.0% in 2000 as compared to 33.7% in 1999. The decrease in direct expenses is due to the decreased use of subconsultants and the disallowance of other expenses that were allowed in prior years. The industry has seen a trend in some clients becoming less inclined to allow certain direct expenses to be directly billed on the invoice, such as CADD/computer charges and travel. Instead, these clients would rather have these expenses billed as a part of our overhead cost recovery.
These terms are negotiated with each client on an individual basis and are stated in each contract.

         Reported operating income was $0.6 million in 2000 as compared to $2.1 million in 1999, representing a decrease of 69.6%. Operating income as a percentage of net earned revenue was 1.6% in 2000 as compared to 5.6% in 1999. The decrease in operating income as a percentage of net earned revenue is due primarily to a more accurate method of allocating general and administrative costs, offset by improved collections, allowing for a reduction in the allowance for doubtful accounts. Under the old method of general and administrative cost allocation, operating income would have been $2.4 million higher. Due to improved collections during fiscal year 2000, our total allowance for doubtful accounts decreased approximately $2.4 million, from $4.9 million at September 30, 1999 to $2.5 million at June 30, 2000. This segment's allocation from the adjustment in the allowance for doubtful accounts approximated $293,000, improving the change in operating income during 2000 from -83.5% to -69.6%.

Environmental

                                      2000             % Change         1999
                                    --------           --------       -------
                                    (Unaudited)                    (Unaudited)
                                               (Dollars in Thousands)
Engineering Fees...................  $40,231              -1.0%       $40,657
Direct Expenses....................    7,976             -22.2         10,257
Net Earned Revenue.................   32,254               6.1         30,400
Costs and Expenses.................   31,209               8.2         28,856
Operating Income...................  $ 1,045             -32.3%       $ 1,544

         Engineering fees for the nine months ended June 30, 2000 were $40.2 million compared to $40.6 million for 1999, which represented a 1.0% decrease. Engineering fees were flat as a result of lack of growth as the segment was unable to obtain a significant amount of new projects during 2000.


         Reported net earned revenue was $32.2 million during 2000 as compared to $30.4 million in 1999, representing an increase of 6.1%. Direct expenses consist of out-of-pocket expenses related to the delivery of services such as blueprints, reproductions, CADD/computer charges, and travel and subcontractor expenses. Direct expenses, as a percentage of net earned revenue was 24.7% in 2000 as compared to 33.7% in 1999. The decrease in direct expenses is due to the decreased use of subconsultants and the disallowance of other expenses that were allowed in prior years. The industry has seen a trend in some clients becoming less inclined to allow certain direct expenses to be directly billed on the invoice, such as CADD/computer charges and travel. Instead, these clients would rather have these expenses billed as a part of our overhead cost recovery. These terms are negotiated with each client on an individual basis and are stated in each contract.

         Reported operating income was $1.0 million in 2000 as compared to $1.5 million in 1999, representing a decrease of 32.3%. Operating income as a percentage of net earned revenue was 3.2% in 2000 as compared to 5.1% in 1999. The decrease in operating income as a percentage of net earned revenue is due primarily to a more accurate method of allocating general and administrative costs, offset by improved collections, allowing for a reduction in the allowance for doubtful accounts. Under the old method of general and administrative cost allocation, operating income would have been $1.4 million higher. Due to improved collections during fiscal year 2000, our total allowance for doubtful accounts decreased approximately $2.4 million, from $4.9 million at September 30, 1999 to $2.5 million at June 30, 2000. This segment's allocation from the adjustment in the allowance for doubtful accounts approximated $688,000, improving the change in operating income during 2000 from -78.5% to -32.3%.


Construction Management

                                        1999             % Change         1998
                                       -------           --------       -------
                                     (Unaudited)                     (Unaudited)
                                               (Dollars in Thousands)
Engineering Fees....................   $24,125              13.7%       $21,213
Direct Expenses.....................     6,626              23.8          5,352
Net Earned Revenue..................    17,499              10.3         15,861
Costs and Expenses..................    14,872              -1.4         15,089
Operating Income....................   $ 2,627             240.3%       $   772

         Engineering fees for the nine months ended June 30, 2000 were $24.1 million compared to $21.2 million for 1999, which represented a 13.7% increase. Higher volume and continued growth in the business were the primary reasons for the increase during 2000.

         Reported net earned revenue was $17.5 million during 2000 as compared to $15.9 million in 1999, representing an increase of 10.3%. Direct expenses consist of out-of-pocket expenses related to the delivery of services such as blueprints, reproductions, CADD/computer charges, and travel and subcontractor expenses. Direct expenses, as a percentage of net earned revenue was 37.9% in 2000 as compared to 33.7% in 1999. The increase in direct expenses is due to the increase in subconsultant expenses and other expense related to the new projects. Additionally, we are treating certain expenses such as travel and other non-reimbursable expenses as general and administrative expense whereas in the past these expenses were reimbursable and, is classified as direct expenses.


         Reported operating income was $2.6 million in 2000 as compared to $0.8 million in 1999, representing an increase of 240.3%. Operating income as a percentage of net earned revenue was 15.0% in 2000 as compared to 4.9% in 1999. The increase in operating income as a percentage of net earned revenue is due to improved operating efficiencies, a more accurate method of allocating general and administrative costs and improved collections, allowing for a reduction in the allowance for doubtful accounts. Under the old method of general and administrative cost allocation, operating income would have been $1.3 million less. Due to improved collections during fiscal year 2000, our total allowance for doubtful accounts decreased approximately $2.4 million, from $4.9 million at September 30, 1999 to $2.5 million at June 30, 2000. This segment's allocation from the adjustment in the allowance for doubtful accounts approximated $627,000, or 33.8% of the 240.3% increase in operating income in 2000. Direct salaries increased due to additional work performed by technical staff. General and administrative expenses increased due to increases in pay rates and accrual of bonuses and insurance expenses relating to our medical plan.


Consolidated Results

Other expenses:


         Other expenses were $1.6 million for the nine months ended June 30, 2000 as compared to approximately $402,000 for the nine months ended June 30, 1999. This 293.0% increase is directly related to an increase in interest rates and a $946,000 loss on the sale of investments. At June 30, 2000, the fair value of our investments in marketable securities, all of which were classified as available-for-sale, was approximately $473,000 as compared to approximately $3.9 million at September 30, 1999. This decrease was due to a permanent impairment in the value of the common stock that we hold in our portfolio, from $344,000 to $76,000, and the sale of over 90% of our mutual fund portfolio at a loss of $946,000. There were no factors present at September 30, 1999 that would indicate permanent impairment of value for the mutual fund and common stock investments. For the mutual fund portfolio, the net asset value fluctuated during fiscal year 1999 due to the volatility of the stock market. For the common stock investment, subsequent to September 30, 1999, the investee company reported that it would restate the prior year's financial statements following an internal review of revenue recognition for cost-of-completion contracts. The impairment of the common stock was recorded in fiscal 2000, resulting in a cost basis that equals the fair market value of the investments at June 30, 2000.


Net Income:

         Net income was $6.0 million for the nine months ended June 30, 2000 as compared to $4.0 million for the nine months ended June 30, 1999. The 48.8% increase was a result of internal growth, good economic conditions and improved production efficiencies, offset by an increase in other expenses.

Liquidity and Capital Resources

Cash from Operating Activities

         In fiscal 1999 net cash used in operating activities totaled $522,000 as compared to net cash provided by operating activities of $6.4 million for fiscal 1998. This significant change is primarily a result of (i) an increase in accounts and unbilled receivables which increased as revenues increased and (ii) an increase in accounts payable primarily attributable to the increase in direct expenses where the timing of payment is tied to collection of related receivables.

         Net cash provided by operating activities for fiscal 1998 totaled $6.4 million as compared to $8.3 million for fiscal 1997. The most significant factor affecting this decrease is the growth in accounts and unbilled receivables primarily due to increased revenues arising from the acquisition of EH&A in fiscal 1997. The decrease was offset by (i) decreases in accounts payable and
(ii) increases in the provision for deferred taxes.

         Approximately 90% of our revenues are billed on a monthly basis. The remaining amounts are billed when we reach certain stages of completion as specified in the contract. Payment terms for accounts receivable and unbilled fees, when billed, are net 30 days. The unbilled fees account increased $5.6 million from $25.3 million at September 30, 1999 to $30.9 million at June 30, 2000. Similarly, unbilled fees increased $4.3 million from $21.0 million at September 30, 1998 to $25.3 million at September 30, 1999. Unbilled fees, as an annualized percentage of engineering fees, was 10.5%, 9.4% and 12.0% at September 30, 1999 and 1998 and June 30, 2000, respectively. The increase in unbilled fees during both periods is directly related to the increase in engineering fees and delays in FDOT billings due to internal employment issues such as turnover. The number of days outstanding for unbilled fees was 38 days, 34 days and 44 days at September 30, 1999, 1998, and June 30, 2000, respectively. By comparison, according to PSMJ Resources, Inc., the average days outstanding for unbilled fees for design firms of comparable size was 31.3 days in 1999 and 39.0 days in 1998.


         For the nine months ended June 30, 2000 and 1999, net cash provided by operating activities totaled $21.6 million in 2000 as compared to $5.9 million in 1999. The significant change is a result of an increase in net income, an increase in accounts payable and accrued expenses and deferred income taxes, offset by an increase in unbilled fees and a decrease in the allowance for doubtful accounts.

         Net income of $6.0 million for the nine months ended June 30, 2000 was 50% greater than net income of $4.0 million for the same period in 1999 due to increased efficiencies in production. The increase in accounts payable and accrued expenses is due to increased growth in the business, higher accruals for incentive bonuses and company contributions to the employee benefit plan and higher medical expenses for our medical program. In addition, fluctuations in accounts payable are related to direct expenses, where the timing of payment to subcontractors is directly related to the collection of related receivables.

         The increase in deferred income taxes is directly related to the increased timing differences in accounts receivable and unbilled fees.

         The allowance for doubtful accounts decreased approximately $2.4 million from $4.9 million at September 30, 1999 to $2.5 million at June 30, 2000. The number of days sales outstanding for accounts receivable was approximately 54 days, 50 days and 54 days at September 30, 1999 and 1998 and June 30, 2000, respectively. The allowance was reduced due to improved collections of our accounts receivable balances over 90 days which decreased 37% from $10.2 million at September 30, 1999 to $6.5 million at June 30, 2000. This improvement relates to a decrease in our international activity and better collections of international project revenue. By comparison, according to PSMJ Resources, Inc. the average days sales accounts receivables for design firms of comparable size to us was 73.4 days in 1999 and 67.7 days in 1998.

Cash Flow from Investing Activities

         Net cash used in investing activities was $7.0 million in fiscal 1999, comprised principally of purchases of property and equipment. By comparison net cash used in fiscal 1998 was $8.0 million. The difference was principally due to the acquisitions made during 1998.


         Net cash used in investing activities for the nine months ended June 30, 2000 and 1999 was $6.9 million in 2000 as compared to $5.9 million in 1999. The increase in the use of cash for investing activities is due to increased computer equipment purchases and leasehold improvements to various office locations, offset by the sale of a substantial portion of our mutual fund portfolio.

Cash Flow from Financing Activities

         Net cash used in financing activities for fiscal 1999 was $5.7 million as compared to $1.7 million in fiscal 1998. The increase in the cash used by financing activities is attributable to a net increase in bank borrowings of $2.6 million, combined with a net increase of $1.3 million in stock financing. Net cash provided by financing activities for fiscal 1998 was $1.7 million as compared to $8.9 million in fiscal 1997. The decrease is due to the fact that we obtained $10 million in notes payable related to the acquisition of EH&A in fiscal 1997. The decrease is offset by additional borrowings used in the acquisition of Kercheval in fiscal 1998 and repayments of long-term debt.


         Net cash used in financing activities for the nine months ended June 30, 2000 and 1999 was $13.9 million in 2000 as compared to net cash provided by financing activities of $90,000 in 1999. The increase in the cash used in financing activities is attributable to a smaller amount of proceeds from the issuance of our stock coupled with repayment of borrowings. Stock purchases by employees decreased significantly for the nine months ended June 30, 2000 due to two items: (i) a reduced number of shares offered and (ii) employees not being able to purchase stock through our Profit Sharing Plan as was allowed in the previous year.


Capital Resources

         On June 30, 1999, we entered into a new revolving line of credit agreement. The new revolving line of credit increased the availability of funds from $12 million to $37 million. The expiration of the new revolving line of credit is June 30, 2002. The interest rate on the revolving line of credit ranges from LIBOR plus 50 basis points to prime minus 125 basis points if our funded debt average ratio is less than 2.5 (5.87%, 6.125% and 7.142% at September 30, 1999 and 1998 and June 30, 2000, respectively). The range increases to LIBOR plus 75 basis points to prime minus 100 basis points if our funded debt coverage ratio is between 2.5 and 3.0. As of June 30, 2000, we had $7.9 million outstanding under the revolving line of credit which accrued interest at an effective rate of 7.142% for the nine months ended June 30, 2000. By comparison, on September 30, 1999, we had $7.7 million outstanding under the revolving line of credit which accrued interest at an effective rate of 5.87% for the year ended September 30, 1999.

         On June 30, 1999, we also consolidated our term loans. The new term loan matures on July 31, 2002, and principal is amortized in annual installments of $2.0 million. Interest on the term loan is either LIBOR plus 75 basis points or prime minus 100 basis points. As of June 30, 2000, we had $6.0 million outstanding under the term loan, unchanged from September 30, 1999. For the nine months ended June 30, 2000, the effective interest rate on the term loan was 7.392% as compared to 6.113% for the year ended September 30, 1999. The revolving line of credit is collateralized by substantially all of our assets.

         Pursuant to the terms of our credit agreement, we cannot declare or pay dividends in excess of 50% of our net income.

         Our capital expenditures are generally for purchases of property and equipment. We spent $7.0 million, $6.7 million and $3.8 million on such expenditures in fiscal years 1999, 1998 and 1997, respectively. The increase in capital expenditures in fiscal years 1999 and 1998 was a result of increased leasehold improvements and information technology purchases, such as equipment and software.

         We believe that our existing financial resources, together with our cash flow from operations and availability under our revolving line of credit, will provide sufficient capital to fund our operations for fiscal 2000.

Inflation

         The rate of inflation has not had a material impact on our operations. Moreover, if inflation remains at its recent levels, it is not expected to have a material impact on our operations for the foreseeable future.

Significant Accounting Pronouncements

         In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 established methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. We believe that the effect of SFAS No. 133 is immaterial on our operations and financial position.

         In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes certain areas of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. We have adopted SAB 101 for each period presented in the accompanying statement of operations. There are no significant adjustments posted as a result of the adoption of SAB 101.

Cautionary Information regarding Forward-Looking Statements

         Certain statements and information contained in this registration statement constitute "forward- looking statements." These statements contain or express our intentions, beliefs, expectations, strategies or predictions for the future. Discussions containing forward-looking statements may be found in the material set forth in this section and "Business" section as well as in this registration statement generally. In addition, from time to time we or our representatives may make forward-looking statements, orally or in writing. Furthermore, such forwarding-looking statements may be included in our future filings with the Securities and Exchange Commission or our press releases. Forward looking statements in this registration statement, include, among others, statements regarding:

         o the continued demand for our services, including the demand for multiservice firms such as ours and our ability to capture that demand;
         o our ability to utilize our multi-disciplinary approach to effectively meet the needs of our clients and compete for business;
         o our plan to evaluate possible strategic acquisitions of engineering or related services business in connection with our plan to diversify our sources of business and the geographic areas in which we operate;
         o        the effect of the loss of any contract or customer;
         o our ability to finance our operations from cash flow and availability of funds under our revolving line of credit;
         o        the effect of market risks on our financial condition; and
         o the possible impact of any current or future claims against us based on theories of negligence and other theories of liability.

         These forward-looking statements involve known and unknown issues, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among other things:

         o the possibility that the demand for our services may decline due to general and industry specific economic conditions and the effects of competition;
         o        our ability to attract and retain key professional employees;
         o our ability to perform within budget or contractual limitations;
         o        our ability to convert backlog into revenue; and
         o the availability of insurance coverage for any current or future claims made against us.

                    Quantitative and Qualitative Disclosures
                                about Market Risk

         We believe that our exposure to market risks is minimal. We do not hold market-risk sensitive instruments for trading purposes. We do not employ any derivative financial instruments, other financial instruments or derivative commodity instruments to hedge any market risk, and we do not currently plan to employ them in the near future. The interest rate on our revolving line of credit and term loan ranges from LIBOR plus 50 basis points to prime minus 125 basis points if our funded debt coverage ratio is less than 2.5 (5.87%, 6.125% and 7.142% at September 30, 1999 and 1998 and June 30, 2000, respectively). The range increases to LIBOR plus 75 basis points to prime minus 100 basis points if our funded debt coverage ratio is between 2.5 to 3.0.

         Because the interest rates under our revolving line of credit and term loan are variable, to the extent that we have borrowings outstanding, there may be market risk relating to the amount of such borrowings, however, our exposure is minimal due to the short-term nature of these borrowings.

ITEM 3.  PROPERTIES

         We own our executive offices located at 2001 N.W. 107th Avenue, Miami, Florida 33172 which consists of approximately 100,000 square feet of office space. We own three additional office buildings in Ft. Myers, Florida, Homestead, Florida and Hollywood, Florida through our wholly-owned subsidiary, Seminole Development Corporation. All of these properties are currently being leased to third parties. We are in the process of constructing a 90,000 square foot facility in Maitland, Florida which will replace office space we are currently leasing in Winter Park, Florida.


         We lease an additional 60 offices in 16 states in the U.S. and Puerto Rico and lease offices in Argentina and Venezuela. Aggregate lease payments during fiscal 1999 were approximately $9.3 million.


         We believe that substantially all of our property and equipment are, in general, well maintained and in good operating condition. They are considered adequate for present needs, and as supplemented by planned construction, are expected to remain adequate for the near future.

         We are of the opinion that we, or our subsidiaries, have clear title to the properties owned and used in our business, subject to liens for current taxes and easements, restrictions and other liens which do not materially detract from the value of the properties or our interest in the properties or the use of those properties in our business.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT

         The following table provides information with respect to the beneficial ownership of our common stock as of July 31, 2000 by:


o each of our shareholders who is the beneficial owner of more than 5% of our outstanding redeemable common stock;
o        each of our directors;
o        each Named Officer; and
o        all of our directors and executive officers as a group.

                                                                                          Shares Beneficially Owned
                                                                                   ---------------------------------------
Name and Address of Beneficial Owner(1)(2)                                         Number                          Percent
------------------------------------------                                         ------                          -------
PBSJ Employee Profit Sharing and Stock Ownership Plan and Trust..........          967,768(3)                        50.1%
William W. Randolph......................................................          188,814(4)                         9.9
H. Michael Dye...........................................................           71,021(5)                         3.7
Richard A. Wickett.......................................................           58,552(6)                         3.1
John B. Zumwalt, III.....................................................           43,800(7)                         2.4
Robert J. Paulsen........................................................           25,716(8)                         1.4
Richard M. Grubel........................................................           25,105(9)                         1.3
David A. Twiddy..........................................................           20,230(10)                        1.1
   All executive officers and directors as a group (15 persons)..........          597,318(11)                       31.3%

--------------------------

(1) The address of each person or entity named in this table is c/o The PBSJ Corporation, 2001 N.W. 107th Ave., Miami, Florida 33172.


(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In general, a person who has voting power and/or investment power with respect to securities is treated as a beneficial owner of those securities. Shares of redeemable common stock subject to options and/or warrants currently exercisable or exercisable within 60 days of the date of this registration statement count as outstanding for computing the percentage beneficially owned by the person holding these options. Except as otherwise indicted by footnote, we believe that the persons named in this table have sole voting and investment power with respect to the shares of redeemable common stock shown.


(3) The Trust has sole voting power with respect to these shares, however participants are entitled to direct the trustees to vote in accordance with their instructions. The trustees of the Trust are: Richard A. Wickett (Managing Trustee), Judith A. Squillante, John B. Zumwalt, III, Bernard F. Silver, Thomas D. Pellarin, Becky S. Schaffer and Robert J. Paulsen.

(4) Includes (i) 86,196 shares held of record by the Trust and (ii) 31,554 shares held in three trusts for the benefit of Mr. Randolph's children. Mr. Randolph serves as trustee of, and has sole voting power for the shares in, these trusts. Mr. Randolph disclaims any pecuniary interest in shares held for the benefit of his children.

(5)  Includes 25,389 shares held of record by the Trust.

(6)  Includes 29,401 shares held of record by the Trust.

(7) Includes 17,331 shares held of record by the Trust and 4,800 shares of restricted stock, all of which shall vest on April 16, 2007.

(8)  Includes 4,176 shares held of record by the Trust.

(9)  Includes 1,520 shares held of record by the Trust.

(10) Includes 8,950 shares held of record by the Trust.

(11) Includes 215,104 shares held of record by the Trust.

The PBSJ Corporation Stock Ownership Plan

     The PBSJ Corporation Stock Ownership Plan (the "Plan") is an employee stock purchase plan. The Plan was approved by our stockholders on December 14, 1985 and was amended and restated as of December 31, 1998. The Plan is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and is not a qualified plan under Section 401(a) of the Internal Revenue Code.


     The Plan is administered by our board of directors and provides that the board may grant eligible employees rights to purchase a number of shares of our redeemable common stock at the exercise price and on the terms and conditions determined by the board, provided that, the exercise price cannot be less than 100% of the fair market value of one share of our redeemable common stock as determined by an independent appraisal performed at the end of the most recent fiscal year prior to the date of exercise of the right. An eligible employee means an individual who performs services for us and is included in our regular payroll. An employee to whom stock purchase rights are granted will have the right, during the term of the stock purchase rights, which shall be determined by the board, to exercise the rights in whole or in part and purchase shares of our redeemable common stock.


     Unless otherwise provided by the board, generally, an employee exercising the stock purchase rights may either pay the total exercise price for the shares in full in cash upon exercise of the rights or make payment of the total purchase price pursuant to the terms and procedures instituted by the board at the time the stock purchase rights are granted to the employee.

     If an employee is permitted to purchase shares through payroll deductions and chooses to do so, he will be entitled to exercise all rights as a stockholder with respect to the full number of shares purchased, but will not receive certificates for the shares until he has paid the full exercise price for the stock. If an employee purchasing stock through payroll deductions is terminated for any reason prior to the issuance of the shares, all of his stock purchase rights will terminate and we will refund all prior payroll deductions to the employee, without interest.

     Historical example: On January 3, 2000, we granted 500 stock purchase rights each to 400 of our employees who are eligible employees. The Stock Ownership Rights Agreement signed by each employee who received the rights provided that the employee could exercise a minimum of 50 and a maximum of 500 stock purchase rights on or before February 3, 2000. If the employee did not exercise the rights prior to February 3, 2000, the rights terminated. The exercise price was $39.10 based on an independent appraisal of the fair market value of one share of our common stock on September 30, 1999. The exercise price was payable in full by the employee not later than September 30, 2000. The exercise price could be paid by the employee through payroll deductions with a balloon payment due on September 30, 2000.


     If an employee's employment is terminated after he has exercised his stock purchase rights, the employee must sell his stock back to us. If he has held the stock for less than six months, we may repurchase the stock at the lesser of the exercise price for the stock or the fair market value of our common stock at the time of termination. If the employee has held the stock for more than six months or if the stock is repurchased by us due to the death or disability of the employee, we will repurchase the stock at the fair market value of our redeemable common stock at the time of termination or death.


Restricted Stock Awards

     Our board of directors has granted restricted stock to certain of our employees in connection with their initial employment or as an incentive, performance or retention bonus. Our board of directors has granted restricted stock to 51 of our employees between January 15, 1991 and November 30, 1999. The restricted stock is subject to total forfeiture if the employee ceases to be employed with us prior to the maturity date of the restricted stock, except in certain limited circumstances described in the individual restricted stock award agreement.

     The holders of restricted stock have no right to sell the restricted stock prior to the expiration of the restricted period but are entitled to exercise all rights including voting rights as a stockholder with respect to the restricted stock from the date he is granted the restricted stock.

     On occasion, we have also issued restricted stock to certain of our Named Officers. A description of the relevant restricted stock agreements is set forth under "Employment Contracts, Termination of Employment and Change-in-Control Arrangements."

The PBSJ Employee Profit Sharing and Stock Ownership Plan and Trust

We have an Employee Profit Sharing and Stock Ownership Plan and Trust, which is an employee stock ownership plan ("ESOP") and a 401(k) savings plan (the "Trust"). Pursuant to the terms of the Trust, employees may purchase shares of our common stock in our stock purchase plan and place them in the Trust. In addition, each of the participants in the Trust, may be granted certain stock as part of our profit sharing plan.

     An ESOP is a tax-qualified defined contribution plan of deferred compensation under Section 401(a) of the Internal Revenue Code of 1986, as amended, with its primary objective to provide stock ownership to employees. Unlike other defined contribution plans, an ESOP must invest primarily in employer securities. Moreover, an ESOP may borrow against the employer's credit, provided the loan proceeds are used to acquire employer securities. The ESOP also functions as a source through which departing employees may sell their shares back to us. Depending on our profits, each year we may make a tax deductible contribution to the ESOP. The contributions are allocated to the ESOP participants, subject to a seven year vesting schedule, based on the ratio of a participant's compensation for the year to the total compensation of all participants for the year. Contributions are converted to our common stock by purchasing stock from terminating employees. In accordance with the terms of the Trust, shares held by the Trust are voted by the Trustees. The participants are entitled to direct the Trustees to vote in accordance with their instructions, subject to the Trustees' ERISA obligations.

         The current trustees of the Trust are Richard A. Wickett, Judith A. Squillante, John B. Zumwalt, III, Bernard F. Silver, Thomas P. Pellarin, Becky
S. Schaffer and Robert J. Paulsen.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

         All of our directors are elected for one year terms at each annual meeting of the shareholders. As of June 15, 2000 the following persons served as directors of The PBSJ Corporation. In addition each of these persons served as a director and executive officer of PBS&J, our wholly-owned subsidiary.

Directors

Name                          Age        Position
----                          ---        --------
H. Michael Dye                59         Chairman of the Board of Directors and Chief Executive Officer
John B. Zumwalt, III          49         President, Chief Operating Officer and Director
Richard A. Wickett            58         Vice Chairman of the Board of Directors, Vice President, Chief Financial Officer
                                         and Treasurer
William W. Randolph           62         Vice President and Director
David A. Twiddy               67         Executive Vice President and Director
Robert J. Paulsen             47         Senior Vice President, Secretary and Director

         As of June 15, 2000 the following persons served as executive officers of either The PBSJ Corporation or as executive officers of PBS&J, our wholly-owned subsidiary.

Officers

Name                          Age        Position
----                          ---        --------
Richard M. Grubel             53         Senior Vice President
Craig T. Curry                55         Executive Vice President
Charles I. Homan              56         Executive Vice President
Todd J. Kenner                38         Executive Vice President
James M. Killough, Jr.        61         Executive Vice President
Everett M. Owen               54         Executive Vice President
Thomas D. Pellarin            47         Executive Vice President
John S. Shearer               48         Executive Vice President
Judith A. Squillante          58         Senior Vice President

         H. Michael Dye has been Chairman of the Board of Directors and our Chief Executive Officer since January 2000 and has served as a Director since December 1980. From 1991 to January 2000, Mr. Dye served as our President. Mr. Dye has been employed with us for over 23 years. Mr. Dye also serves as a director of our wholly-owned subsidiary, PBS&J. He holds a bachelors degree in Economics from the University of Charleston and a Masters of Public Administration from Florida State University.

         John B. Zumwalt, III has been our President since January 2000, and our Chief Operating Officer since January 1998 and has served as a Director since January 1990. From September 1992 to January 1998, Mr. Zumwalt served as a Senior Vice President and Director of Civil Engineering. Mr. Zumwalt has been employed with us for over 27 years. Mr. Zumwalt also serves as a director of our wholly-owned subsidiary, PBS&J. He holds a bachelors degree in Civil and Environmental Engineering from the University of Rhode Island.

         Richard A. Wickett has been Vice Chairman of the Board of Directors since January 2000, Chief Financial Officer since January 1993 and Treasurer/Senior Vice President since February 1989 and has served as a Director since January 1992. Mr. Wickett has been employed with us for over 27 years. Mr. Wickett also serves as a director of our wholly-owned subsidiary, PBS&J. He holds a bachelors degree from the University of Miami and holds a Certified Public Accountant certification in the State of Florida.

         William W. Randolph has been a Vice President since January 2000 and has served as a Director since November 1972. From 1983 to January 2000, Mr. Randolph served as Chairman of the Board of Directors and our Chief Executive Officer, and as our President from January 1992 to December 1996. Mr. Randolph has been employed with us for over 32 years. He holds a bachelors degree in Civil Engineering from the Georgia Institute of Technology.

         David A. Twiddy has been an Executive Vice President since February 1989 and has served as a Director since January 1988. Prior to January 1996, he was also our Director of Transportation. Mr. Twiddy has been employed with us for over 14 years. He holds a bachelors degree in Civil Engineering from the University of Florida.

         Robert J. Paulsen has been a Senior Vice President since January 2000 and has served as a Director since January 1996. He became our Director of Transportation in January 1996 and served as an Executive Vice President since January 1996. Mr. Paulsen has been employed with us for over 14 years. Mr. Paulsen also serves as a director of our wholly-owned subsidiary, PBS&J. He holds a bachelors degree in Civil Engineering from Iowa State University.

         Richard M. Grubel has been a Senior Vice President responsible for our real estate and lease agreements since January 1998. From January 1991 to January 1998, Mr. Grubel served as Assistant Secretary. Mr. Grubel has been employed with us for over 15 years. He holds a bachelors degree in Business Administration and a Masters of Business Administration from Rutgers State University.

         Craig T. Curry has been an Executive Vice President and Regional Manager in our South Central Region since June 1999. Mr. Curry served as President and Chief Operating Officer of PBS&J Inc. of Texas from June 1995 to June 1999, when we merged this subsidiary into PBS&J. Mr. Curry also serves as an executive officer of our wholly-owned subsidiary, PBS&J. He holds a bachelors degree in Landscape Design from Oklahoma State University.

         Charles I. Homan has been an Executive Vice President and Regional Director of our Northeastern Region since January 2000. From 1994 to 1999, Mr. Homan served as Chief Executive Officer of Michael Baker Corporation, a publicly-held engineering company. Mr. Homan also serves as a director and executive officer of our wholly-owned subsidiary, PBS&J and as a Director of Sky Financial

Group, a publicly-held financial services holding company. He holds a bachelors degree in Civil Engineering from West Virginia University.

         Todd J. Kenner has been an Executive Vice President and Regional Director of our West Region since January 1999. From March 1995 to January 1999, Mr. Kenner served as an Executive Vice President. Mr. Kenner also serves as a director and executive officer of our wholly-owned subsidiary, PBS&J. He holds a bachelors degree in Civil Engineering from South Dakota School of Mines and Technology.

         James M. Killough, Jr. has been President and Chief Operating Officer of our Construction Services Division since 1991. Mr. Killough also serves as a director and executive officer of our wholly- owned subsidiary, PBS&J. He holds a bachelors degree in Civil Engineering from The Citadel.

         Everett M. Owen has been an Executive Vice President and Regional Manager in our South Central Region since June 1999. From July 1997 to June 1999, Mr. Owen served as Executive Vice President and Senior Deputy Service Director. Mr. Owen served as an Executive Vice President and Chief Engineer of EH&A from 1979 until July 1997 when we acquired EH&A. Mr. Owen also serves as a director and executive officer of our wholly-owned subsidiary, PBS&J. He holds a bachelors degree in Civil Engineering from Oklahoma State University.

         Thomas D. Pellarin has been an Executive Vice President and Senior Director of Civil Engineering since January 2000. From January 1998 to January 2000, Mr. Pellarin served as Executive Vice President and Director of Civil Engineering. Mr. Pellarin has been employed with us for over 6 years. Mr. Pellarin also serves as a director and executive officer of our wholly-owned subsidiary, PBS&J. He holds a bachelors degree in Civil Engineering from the University of Dayton and a bachelors degree in Political Science from Thiel College.

         John S. Shearer has been an Executive Vice President and Senior Director of our Environmental Division since January 1991. Mr. Shearer also serves as a director and executive officer of our wholly- owned subsidiary, PBS&J. He holds a bachelors degree of Civil Engineering from the University of South Florida.

         Judith A. Squillante has been Senior Vice President and Director of Human Resources since January 1995. Since joining PBSJ in November 1979, Ms. Squillante held various positions in PBSJ, including Director of Human Resources and Vice President and Director of Human Resources. Ms. Squillante also serves as a director of our wholly-owned subsidiary, PBS&J. She holds a bachelors degree in Business Administration from Bryant College and a Management Certification from the University of Rhode Island.

ITEM 6.  EXECUTIVE COMPENSATION

Executive Compensation

         The following table sets forth compensation information with respect to our Chief Executive Officer and our four most highly compensated executive officers whose total annual salary and bonus for the last completed fiscal year exceeded $100,000. In this document, we refer to these executive officers as the "Named Officers."

                                          Summary Compensation Table (1)

                                                                                         Long-Term
                                      Annual Compensation                              Compensation
                                 ------------------------------                      ----------------
 Name and Principal                                                Other Annual      Restricted Stock       All Other
      Position           Year       Salary($)       Bonus($)     Compensation($)      Award(s)($)(2)    Compensation ($)
-------------------------------------------------------------------------------------------------------------------------
H. Michael Dye,          1999        $208,308        $78,000           *                      --                 --
  Chairman and Chief     1998         198,796         83,500           *                      --                 --
  Executive Officer      1997         200,260         70,000           *                      --                 --

William W. Randolph,     1999        $226,308        $84,100           *                      --           $113,332 (3)
  Vice President         1998         216,796         60,000           *                      --                 --
                         1997         218,260         70,000           *                      --                 --

John B. Zumwalt,         1999        $164,000        $57,000           *                 $20,460                 --
  President and Chief    1998         149,046         46,000           *                  16,920                 --
  Operating Officer      1997         152,260         35,500           *                  11,880                 --

Richard A. Wickett,      1999        $148,808        $51,200           *                      --                 --
  Vice Chairman,         1998         140,546         48,750           *                      --                 --
  V.P. and Chief         1997         142,260         36,000           *                      --                 --
    Financial Officer

Robert J. Paulsen,       1999        $151,500        $51,900           *                      --                 --
  Sr. Vice President     1998         140,796         47,700           *                      --                 --
                         1997         133,510         36,000           *                      --                 --

---------------------

* Value of perquisites and other personal benefits paid does not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for the executive officer and therefore is not required to be disclosed pursuant to Securities and Exchange Commission rules.

(1)      Certain columns have been omitted because they do not apply.

(2) The aggregate number of shares of restricted stock held by the Named Officers is 6,816 valued at $266,505.60 based on the value of our stock as of September 30, 1999 as determined by an independent appraisal. Although we do not intend to declare or pay any dividends in the foreseeable future and are limited in this respect by the terms of our credit agreement, if we did declare or pay any dividends, any Named Officer holding restricted stock would be entitled to receive dividends on their restricted stock.

(3) Represents the actuarial present value of imputed interest for advance contract premiums paid on split dollar life insurance policies for Mr. Randolph and his wife.

Employment Contracts, Termination of Employment and Change-in-Control
Arrangements

         We currently have in effect employment/supplemental retirement/death benefits agreements with Messrs. Dye, Randolph, Zumwalt, Wickett and Paulsen and restricted stock agreements with Messrs. Zumwalt and Paulsen. The following is a brief description of the agreements:

Employment/Supplemental Retirement/Death Benefits Agreements

         Pursuant to the agreement with Mr. Wickett dated December 17, 1987, as amended, we agreed to pay Mr. Wickett $75,000 per year, as adjusted. We also agreed to reimburse Mr. Wickett for certain business expenses for 15 years following his retirement. Additionally, during the first five years of his retirement, we agreed to pay him a maximum of $25,000 per year for providing consulting services to us. We also agreed to provide him and his wife with major medical and hospitalization insurance benefits equivalent to those offered to our executives for so long as either of them are alive. In the event of a change of control (as defined in the agreement), if Mr. Wickett is terminated after the change of control without cause (as defined in the agreement), or Mr. Wickett resigns for good reason (as defined in the agreement) at any time after six months from the change of control, the terms and conditions of the agreement remain in full force and effect.

         Pursuant to the agreement with Mr. Zumwalt dated December 17, 1987, as amended, we agreed to pay Mr. Zumwalt $50,000 per year, as adjusted. We also agreed to reimburse Mr. Zumwalt for certain business expenses for 15 years following his retirement. Additionally, during the first five years of his retirement, we agreed to pay Mr. Zumwalt $25,000 per year for providing consulting services to us. We also agreed to provide him and his wife with major medical and hospitalization insurance benefits equivalent to those offered to our executives for so long as either of them are alive. In the event if a change of control (as defined in the agreement), if Mr. Zumwalt is terminated after a change of control without cause (as defined in the agreement), or Mr. Zumwalt resigns for good reason (as defined in the agreement) at any time after six months from the change of control, the terms and conditions of the agreement remain in full force and effect.

         Pursuant to the agreement with Mr. Paulsen dated December 17, 1987, if Mr. Paulsen remains in our employment until he is 56, we agreed to pay him $25,000 per year, increased by $2,778 per year until the earlier of such time as Mr. Paulsen terminates his employment with us or he is 65, at which time we will pay him $50,000 per year whether or not he continues to be actively employed with us. If Mr. Paulsen does not remain in our employment until he is 56, he will receive $12,500 per year for a period of ten years beginning the year in which he attains age 56. If Mr. Paulsen does not attain age 56, his designated beneficiary shall receive an annual death benefit of $10,000 per year for a period of ten years.

         We entered into an agreement with Mr. Randolph, dated February 15, 1999, in which we agreed to employ Mr. Randolph until March 1, 2005. We agreed to pay Mr. Randolph (i) $226,000 for his full-time employment for the period from February 15, 1999 to December 31, 1999, (ii) 60% of his 1999 compensation as salary and 60% of the average of our three highest executive officer's 2000 bonuses as bonus, for his part-time employment for the calendar year 2000 and
(iii) $1,000 per day for each day in excess of 45 days worked by Mr. Randolph in any calendar year between January 1, 2001 and March 1, 2005. In addition, for a period of 11 years after March 1, 2005, Mr. Randolph will receive supplemental retirement income equal to $1,000 per day for each day that he is requested to work. If Mr. Randolph dies or is disabled any time prior to March 1, 2016, we have agreed to pay his wife $25,000 per year, as adjusted, through December 31, 2015. In addition, we agreed to reimburse Mr. Randolph for certain business expenses, up to $25,000 per year, until March 1, 2016. We also agreed to provide him and his wife with major medical and hospitalization insurance benefits equivalent to those offered to our executives for so long as either of them are alive.

         In 1999, we also entered into a split dollar insurance agreement with Mr. Randolph whereby we agreed to advance premiums, for ten years, for $4,500,000 life insurance policies on each of Mr. Randolph and his wife. The advances are secured by the proceeds of the policies, and are repayable to us fifteen years from the date of the agreement; provided, however, if the policies are surrendered or if both Mr. Randolph and his wife die prior to the fifteen years, then the advances will be repaid from the proceeds of the policies.

         Mr. Dye has entered into an agreement with us with respect to various employment and benefit matters. Pursuant to the terms of the agreement, as amended, Mr. Dye's term of employment extends to January 1, 2001 during which term he is eligible to receive a salary of at least $120,000. Subsequent to the termination of his employment we have agreed to retain Mr. Dye as a consultant for a period of 5 years at a rate of $100,000 per year. At the end of the 5-year consulting period, he is eligible to receive supplemental retirement income equal to $75,000 per year plus certain other benefits for 10 years. We have also agreed to provide him and his wife with major medical and hospitalization insurance benefits equivalent to those offered to our executives for so long as either of them are alive. In addition, we agreed to reimburse Mr. Dye for certain business expenses, up to $25,000 per year, during his 5-year consulting period and the 10-year period in which he receives supplemental retirement income.

Restricted Stock Agreements

         Pursuant to the agreement with Mr. Zumwalt dated April 1, 1993, we granted Mr. Zumwalt 600 shares of restricted stock, and agreed to grant him an additional 600 shares of restricted stock per year until April 1, 2002, provided that he is still a full-time employee. Such restricted stock is both forfeitable and non-transferable in the event Mr. Zumwalt does not remain continuously employed by us until April 16, 2007.

         Pursuant to the agreement with Mr. Paulsen dated July 29, 1996, we granted Mr. Paulsen 2,616 shares of restricted stock. Such restricted stock is both forfeitable and non-transferable in the event Mr. Paulsen does not remain continuously employed by us until July 26, 2009.

Compensation of Directors

         Because all of our directors are also executive officers, no additional compensation is paid to any director for any services performed by him in his capacity as director. We reimburse our directors for any expenses incurred by them in connection with their duties as directors.

Compensation Committee Interlocks and Insider Participation

         We do not have a compensation committee. All of the members of our board of directors participated in deliberations concerning executive officer compensation. All of our directors are also executive officers.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         None.

ITEM 8.  LEGAL PROCEEDINGS

         We are party to various legal proceedings arising from our operations. We believe that we have sufficient professional liability insurance such that the outcome of any of these proceedings, individually and in the aggregate, will not have a material adverse effect on our financial position or results of operations. However, if our insurance company were to deny coverage for a significant judgment or if a judgment were entered against us in an amount greater than our coverage, it could adversely affect our results of operations. Based upon our previous experience with claims and lawsuits, we believe our insurance coverage is adequate.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information


         There is no established public trading market for our common stock. All of our stock is classified as redeemable due to certain repurchase rights and obligations which are discussed in Item 11 "Description of Registrant's Securities to be Registered."

         As of July 31, 2000 there were no shares of redeemable common stock that were subject to outstanding warrants or options to purchase, or securities convertible into, our common stock, and no shares of our redeemable common stock could be sold pursuant to Rule 144 under the Securities Act. No shares of our redeemable common stock are being, or have been, publicly offered.

         As of July 31, 2000, there were 1,903,139 shares of redeemable common stock outstanding and held of record by 353 shareholders.


Dividends


         Each share of our redeemable common stock is entitled to share equally in any dividends declared by our board of directors. Pursuant to the terms of our credit agreement, we cannot declare or pay dividends in excess of 50% of our net income. We have not in the past paid cash dividends on our common stock and have no present intention of paying cash dividends on our common stock in the foreseeable future. All earnings are retained for investment in our business.


ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

Employee Stock Purchase Plan

         Between February 23 and March 24, 1998, we sold 74,152 shares of our common stock to 266 of our employees pursuant to the terms of The PBSJ Corporation Stock Ownership Plan ("Plan") and related Stock Ownership Rights Agreements for $28.20 per share. The aggregate offering price for these shares was $2,091,086.

         Between February 1 and March 2, 1999, we sold 242,436 shares of our common stock to 174 of our employees pursuant to the terms of the Plan and related Stock Ownership Rights Agreements for $34.10 per share. The aggregate offering price for these shares was $8,267,068.

         Between January 3 and February 1, 2000, we sold 21,895 shares of our common stock to 145 of our employees pursuant to the terms of the Plan and related Stock Ownership Rights Agreements for $39.10 per share. The aggregate offering price of these shares was $856,095.

         We also issued 22,045, 24,722 and 91,190 shares of restricted stock to 148, 119 and 174 of our employees during each of the last three years. These issuances were sporadic and were issued pursuant to the terms of the Plan and individual restricted stock agreements. Employees are not required to pay for the restricted stock. Other than restricted stock issued to Named Officers, the restricted stock is subject to total forfeiture if the employee ceases to be employed with us prior to the maturity date of the restricted stock, except in certain limited circumstances described in the individual restricted stock award agreement. For a description of the restricted stock issued to Named Officers, read the relevant description under "Employment Contracts, Termination of Employment and Change-in-Control Arrangements."

         The sale of stock and the issuance of restricted stock to our employees pursuant to the terms of the Plan is exempt from registration pursuant to Rule 701 of the Securities Act of 1933, as amended which exempts offers and sales of securities under a written compensation benefit plan established by an issuer of securities for the participation of their employees, directors, officers and, under certain circumstances, family members of these persons. In all instances, the sales price or amount of stock sold by us under Rule 701 during any 12-month period did not exceed the greater of $1,000,000, 15% of our total assets for that period or 15% of the number of outstanding shares of our common stock as of our most recent balance sheet date.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         The following is a summary description of the material provisions of our Articles of Incorporation and Amended and Restated Bylaws relating to our capital stock. You may find more detailed information by reading our Articles of Incorporation and Amended and Restated Bylaws, copies of which are filed as exhibits to this registration statement.

AUTHORIZED CAPITAL STOCK


         We are authorized to issue 3,000,000 shares of redeemable common stock, par value of $.0033 per share. As of July 31, 2000, there were 1,903,139 shares of redeemable common stock issued and outstanding and held of record by approximately 353 shareholders. Other than the Trust, all of the holders of record of outstanding shares of our redeemable common stock on July 31, 2000 were our officers, directors, employees or former employees pending repurchase.


         Our board of directors has the authority, without shareholder approval, to issue all or any portion of the authorized but unissued shares of our common stock, subject to the ownership restrictions included in our Amended and Restated Bylaws. The issuance of a significant number of shares could potentially dilute the value of outstanding shares. In addition, our board of directors is authorized to issue shares of our common stock as partly paid stock. These shares are subject to any conditions, limitations and restrictions relating to ownership, sale and transfer which are set forth in any agreement with the holder of the partly paid shares.

VOTING AND DISTRIBUTION RIGHTS


         Each share of our redeemable common stock is entitled to one vote on all matters on which shareholders are entitled to vote. Pursuant to the terms of the Trust, shares owned of record by the Trust are voted by the trustees of the Trust in accordance with the instructions received from each of the participants, subject to the trustees' ERISA obligations. As of July 31, 2000, the Trust owned 50.1% of the outstanding share of common stock.

         If we liquidate, dissolve or wind up, holders of our common stock are entitled to share ratably in all assets remaining after payment of all our liabilities. There is no cumulative voting for directors, and there are no preemptive or other subscription rights.

Ownership and Transfer Restrictions

         Our Amended and Restated Bylaws provide that our shares of capital stock may be owned only by our employees, the Trust and personal trusts created by our shareholders. Non-employees are not permitted to own our capital stock unless they are a member of our board of directors or a spouse or child of one of our employees, provided that at all times at least 95% of the value of our capital stock must be held by our current employees, retired employees or the estate of a deceased employee.

         All of our shares of capital stock are subject to the following restrictions set forth in our Amended and Restated Bylaws:

         1. Right of Repurchase Upon Termination of Employment. When a shareholder's employment is terminated for any reason, including death, the shareholder and his guardian, heirs, trustees, beneficiaries or personal representatives are required to sell all of the employee's shares of our capital stock to us at the fair market value of the shares, as determined by an independent appraiser. A former employee may continue to own shares of our capital stock if the former employee has entered into a separate written share redemption or purchase agreement with us and the agreement is approved prior to the employee's termination by more than 50% of the shares of our capital stock entitled to vote.

         2. Right of First Refusal. We are required to purchase any shareholder's shares of capital stock if he so requests at the fair market value of the shares, as determined by an independent appraiser. The Trust may assume our obligation to purchase the shares on the same terms and conditions. If we and the Trust are prohibited by law from purchasing the employee's shares, the other shareholders shall have the right (but not the obligation) to purchase the employee's shares.

         These provisions of our Amended and Restated Bylaws may only be amended by approval of the majority of the outstanding shares.


         We are registering our common stock pursuant to this registration statement on a voluntary basis.


ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Chapter 607.0850, Florida Statutes permits a corporation to indemnify any director or officer of the corporation against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that the person is or was a director or officer of the corporation, if the person acted in good faith and in a manner that he reasonably believed to be in, or not opposed, to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reason to believe his conduct was unlawful. In a derivative action, indemnification may be made only for expenses, actually and reasonably incurred by any director or officer in connection with the defense or settlement of an action or suit, if the person acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made if the person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought determines that the defendant is fairly and reasonably entitled to indemnity for these expenses despite an adjudication of liability.

         As provided for in Chapter 607.0831 directors are not liable to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liabilities arising (i) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (ii) under Chapter 607.0834, Florida Statutes, or (iii) from any transactions from which the director derived an improper personal benefit.

         We currently have in effect director and officer liability insurance.

         At present, there is no pending or threatened litigation or proceeding involving any of our directors or officers, employees or agents where indemnification will be required or permitted.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

         The information required by this item is contained in the financial statements beginning on page F-1. This registration statement includes the following financial statements: (i) audited balance sheets as of September 30, 1998 and 1999, and the unaudited balance sheet as of June 30, 2000; (ii) audited statements of operations for the fiscal years ended September 30, 1997, 1998 and 1999, and unaudited statements of operations for the nine month periods ended June 30, 1999 and 2000; (iii) audited statements of stockholders' equity for the fiscal years ended September 30, 1997, 1998 and 1999, and the unaudited statement of stockholders' equity for the nine month period ended June 30, 2000, and (iv) audited statements of cash flows for the fiscal years ended September 30, 1997, 1998 and 1999, and the unaudited statements of cash flows for the nine months ended June 30, 1999 and 2000.

ITEM 14. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

         (a) The following is a list of financial information filed as a part of this registration statement:

                  (1) Consolidated Financial Statements of The PBSJ Corporation and its subsidiaries as of June 30, 2000 (unaudited), September 30, 1999 and 1998, and for the nine months ended June 30, 2000 and 1999 (unaudited) and the fiscal years ended September 30, 1999, 1998 and 1997.

         (b)      Exhibits

Exhibit
Number                Description

 3.1            -     Articles of Incorporation, as amended (1)
 3.2            -     Amended and Restated Bylaws (1)
 4.1            -     Form of Specimen Stock Certificate (1)
10.1            -     The PBSJ Employee Profit Sharing and Stock Ownership Plan
                      and Trust (2)
10.2            -     Supplemental Income Plan effective as of January 12,
                      1988 (1)
10.3            -     Consulting/Supplemental Retirement/Death Benefits
                      Agreement, dated November 6, 1987, between the Registrant and H. Michael Dye, as amended on October 16, 1989, March
                      1, 1993, February 6, 1995, May 19, 1998 and November 22,
                      1999 (1)

Exhibit
Number                Description

10.4            -     Supplemental Retirement/Death Benefits Agreement, dated
                      December 17, 1987, between the Registrant and Robert J.
                      Paulsen (1)
10.5            -     Supplemental Income Agreement, dated as of July 29, 1996,
                      between the Registrant and Robert J. Paulsen (1)
10.6            -     Employment/Retirement Benefits Agreement, dated February
                      15, 1999, between the Registrant and William W.
                      Randolph (1)
10.7            -     Supplemental Retirement/Death Benefits Agreement, dated
                      December 17, 1987, between the Registrant and Richard A.
                      Wickett, as amended on April 27, 1989, May 19, 1998 and
                      November 22, 1999 (1)
10.8            -     Supplemental Retirement/Death Benefits Agreement dated
                      December 17, 1987, between the Registrant and John B.
                      Zumwalt, III, as amended on May 19, 1998 and November 22,
                      1999 (1)
10.9            -     Agreement, dated as of April 1, 1993, between the
                      Registrant and John B. Zumwalt, III (1)
10.10           -     Split Dollar Life Insurance Agreement dated February 1,
                      1999, by and between The Randolph Insurance Trust and the
                      Registrant (1)
10.11           -     Credit Agreement, dated as of June 28, 1996, by and among
                      Nationsbank, N.A., Suntrust Bank, Miami, N.A., Post,
                      Buckley, Schuh and Jernigan, Inc., The PBSJ Corporation,
                      and the subsidiaries named therein, as amended on July 3,
                      1997 and June 30, 1999 (1)
10.12           -     Lease Agreement, dated as of March 25, 1998, by and
                      between Post, Buckley, Schuh & Jernigan, Inc. and
                      Highwoods/Florida Holdings L.P. as successor in interest
                      to Cypress-Tampa II L.P., as amended on May 26, 1998,
                      December 26, 1998, November 29, 1999 and March 1, 2000 (1)
10.13           -     Lease Agreement, dated as of November 23, 1999, by and
                      between Post, Buckley, Schuh & Jernigan, Inc. and 1560 N.
                      Orange Ltd. (1)

Exhibit
Number                Description

10.14           -     The PBSJ Corporation Stock Ownership Plan (2)
21              -     Subsidiaries (3)
27.1            -     Financial Data Schedule - September 30, 1999 (1)
27.2            -     Financial Data Schedule - June 30, 2000 (2)

---------------
(1) Previously filed with the Registration Statement on Form 10 filed with the Commission on June 27, 2000.


(2) Previously filed with the Amendment No. 1 to the Registration Statement on Form 10 filed with the Commission on September 19, 2000.

(3)     Filed herewith.

                                 III. SIGNATURE


        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 2 to Registration Statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              The PBSJ Corporation

                                              By: /s/ H. MICHAEL DYE
                                                  ------------------------------
                                                  H. Michael Dye
                                                  Chairman and Chief Executive
                                                  Officer


Date: October 24, 2000

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and
Stockholders of The PBSJ Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the consolidated financial position of The PBSJ Corporation and subsidiaries (the "Company") at September 30, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of our management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
December 3, 1999
Miami, Florida

The following financial statements should be read in conjunction with the accompanying notes and Management's Discussion and Analysis of Financial Condition and Results of Operations.

                                                               THE PBSJ CORPORATION
                                                             CONSOLIDATED BALANCE SHEETS
                                                          (in thousands, except share data)

                                                                                     Nine months
                                                        Years ended September 30,   ended June 30,

Assets                                                     1999           1998           2000
                                                        ---------      ---------      ---------
                                                                                      (Unaudited)
Current Assets:
  Cash and cash equivalents                             $      --      $   1,857      $   1,160
  Marketable securities                                     3,904          3,087            473
  Accounts and notes receivable, net                       37,608         33,889         38,473
  Unbilled fees, net                                       25,355         21,062         30,959
  Other current assets                                      1,553          1,619          1,852
                                                        ---------      ---------      ---------
Total current assets                                       68,420         61,514         72,917

Property and equipment, net                                21,203         19,268         25,614
Cash surrender value of life insurance                      4,856          4,577          5,369
Deferred income taxes                                       2,476          2,764          2,476
Other assets                                                6,880          8,302          6,824
                                                        ---------      ---------      ---------
Total assets                                            $ 103,835      $  96,425      $ 113,200
                                                        =========      =========      =========
Liabilities and Stockholder's Equity

Current Liabilities:
  Accounts payable and accrued expenses                 $   9,009      $  14,384      $  20,603
  Current portion of long term debt                         4,594          8,540          2,417
  Accrued vacation                                          3,695          3,060          4,444
  Deferred income taxes                                    15,578         14,985         18,349
  Bank overdrafts                                           3,823             --             --
                                                        ---------      ---------      ---------
Total current liabilities                                  36,699         40,969         45,813

Long term debt                                             13,337          8,589         13,065
Deferred compensation                                       5,090          5,057          5,693
Other liabilities                                           3,439          4,197          4,489
                                                        ---------      ---------      ---------
Total liabilities                                          58,565         58,812         69,060
                                                        ---------      ---------      ---------
Stockholders' equity:
  Redeemable Common stock, par value $0.0033,
  3,000,000 shares authorized, 2,073,361 and
  1,993,347 shares issued and outstanding at
  September 30, 1999 and 1998, respectively
  and 1,909,940 shares issued and outstanding
  at June 30, 2000. Redeemable Common stock had
  a redemption value of $81,068, $67,973 and
  $74,678 at September 30, 1999 and 1998 and
  June 30, 2000, respectively                                   7              7              6
  Additional paid in capital                                8,145          5,311          1,367
  Retained earnings                                        38,481         33,035         44,485
  Accumulated other comprehensive income                     (421)           330             34
  Notes receivable from stockholders                           --             --           (733)
  Unearned compensation                                      (942)        (1,070)        (1,019)
                                                        ---------      ---------      ---------
Total stockholders' equity                                 45,270         37,613         44,140
                                                        ---------      ---------      ---------
Total liabilities and stockholders' equity              $ 103,835      $  96,425      $ 113,200
                                                        =========      =========      =========

        The accompanying notes are an integral part of these consolidated financial statements.

                                                                 THE PBSJ CORPORATION
                                                         CONSOLIDATED STATEMENTS OF OPERATIONS
                                                           (in thousands, except share data)

                                              Years ended September 30,          Nine months ended June 30,
STATEMENT OF OPERATIONS DATA:              1999          1998          1997         2000           1999
                                       -----------   -----------   -----------   -----------   -----------
                                                                                         (Unaudited)
Earned revenue:
  Engineering fees                     $   241,417   $   223,381   $   172,644   $   194,274   $   176,771
  Direct Expenses                           60,780        56,248        41,221        47,485        44,597
                                       -----------   -----------   -----------   -----------   -----------
Net earned revenue                         180,637       167,133       131,423       146,789       132,174
                                       -----------   -----------   -----------   -----------   -----------

Costs and expenses:
  Direct salaries                           66,291        61,538        50,126        54,412        49,107
  General and administrative expenses      105,346        97,811        74,635        80,955        76,048
                                       -----------   -----------   -----------   -----------   -----------
Total costs and expenses                   171,637       159,349       124,761       135,367       125,155

Operating income                             9,000         7,784         6,662        11,422         7,019
                                       -----------   -----------   -----------   -----------   -----------

Other income (expenses):
  Interest expense                          (1,162)       (1,227)         (659)       (1,083)         (897)
  Other, net                                 1,108           867           780          (497)          495
                                       -----------   -----------   -----------   -----------   -----------
Total other expenses                           (54)         (360)          121        (1,580)         (402)

Income before income taxes                   8,946         7,424         6,783         9,842         6,617

  Provision for income taxes                 3,500         2,950         2,783         3,838         2,581
                                       -----------   -----------   -----------   -----------   -----------

Net income                             $     5,446   $     4,474   $     4,000   $     6,004   $     4,036
                                       ===========   ===========   ===========   ===========   ===========

Redeemable Common stock per
 share data:
Basic and diluted earnings per share   $      2.87   $      2.40   $      2.16   $      3.16   $      2.13
                                       ===========   ===========   ===========   ===========   ===========

Weighted average shares of
 redeemable common stock outstanding     1,896,533     1,861,022     1,852,051     1,899,759     1,896,533
                                       ===========   ===========   ===========   ===========   ===========

        The accompanying notes are an integral part of these consolidated financial statements.

                              THE PBSJ CORPORATION
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             FOR THE NINE MONTHS ENDED JUNE 30, 2000 AND YEARS ENDED
                       SEPTEMBER 30, 1999, 1998 AND 1997
                       (in thousands, except share data)

                                     Redeemable                                 Accumulated      Note                     Total
                                    Common Stock       Additional                 Other      Receivable                 Redeemable
                                --------------------    Paid-in     Retained   Comprehensive    from        Unearned   Stockholders'
                                  Shares     Amount     Capital     Earnings   Income (Loss) Shareholders Compensation    Equity
                                ----------  --------  -----------  -----------  -----------  -----------  -----------  ------------
Balance at September 30, 1996    1,960,676  $      7  $     4,144  $    24,561  $       178  $       (28) $    (1,079) $   27,782

Comprehensive income:
  Net income                                                             4,000                                              4,000
Unrealized gain on investments
  (net of tax of $98)                                                                   153                                   153
                                                                                                                       ----------
Total comprehensive income                                                                                                  4,153

Sale of stock                       70,721                  1,400                                 (1,400)
Purchase of stock                 (121,348)                (2,402)                                                         (2,402)
Note Payments                                                                                      1,428                    1,428
Issuance of restricted stock
  net of amortization and
  cancellations                     26,376                    571                                                 (24)        547
                                ----------  --------  -----------  -----------  -----------  -----------  -----------  ----------
Balance at September 30, 1997    1,936,425  $      7  $     3,713  $    28,561  $       331  $        --  $    (1,103) $   31,508

Comprehensive income:
  Net income                                                             4,474                                              4,474
                                                                                                                       ----------
Total comprehensive income                                                                                                  4,474

Sale of stock                      143,836                  4,056                                 (4,056)                      --
Purchase of stock                  (90,889)                (2,561)                                                         (2,561)
Note Payments                                                                                      4,056                    4,056
Issuance of restricted stock
  net of amortization and
  cancellations                      3,975                    103                                                  33         136
                                ----------  --------  -----------  -----------  -----------  -----------  -----------  ----------
Balance at September 30, 1998    1,993,347  $      7  $     5,311  $    33,035  $       331  $        --  $    (1,070) $   37,613

Comprehensive income:
  Net income                                                             5,446                                              5,446
  Unrealized loss on investments
     (net of tax of $198)                                                              (752)                                 (752)
                                                                                                                       ----------
Total comprehensive income                                                                                                  4,694

Sale of stock                      239,329         1        8,150                                                           8,151
Purchase of stock                 (156,268)       (1)      (5,317)                                                         (5,318)
Issuance of restricted stock
  net of amortization and
cancellations                       (3,047)                     2                                                 128         130
                                ----------  --------  -----------  -----------  -----------  -----------  -----------  ----------
Balance at September 30, 1999    2,073,361  $      7  $     8,145  $    38,481  $      (421) $        --  $      (942) $   45,270


                                                                                Accumulated      Note
                                    Common Stock       Additional                 Other      Receivable                   Total
                                --------------------    Paid-in     Retained   Comprehensive    from        Unearned   Stockholders'
                                  Shares     Amount     Capital     Earnings   Income (Loss) Shareholders Compensation    Equity
                                ----------  --------  -----------  -----------  -----------  -----------  -----------  ------------
Comprehensive income:
  Net income                                                             6,004                                              6,004
  Unrealized gain on investments
  (net of tax of $239)                                                                  455                                   455
                                                                                                                       ----------
Total comprehensive income                                                                                                  6,459

Sale of stock                       22,045         1          861                                   (791)                      71
Purchase of stock                 (189,963)       (2)      (7,711)                                                         (7,713)
Note Payments                                                                                         58                       58
Issuance of restricted stock
  net of amortization and
  cancellations                      4,497        --           72           --           --                       (77)         (5)
                                ----------  --------  -----------  -----------  -----------  -----------  -----------  ----------
Balance at June 30, 2000*        1,909,940  $      6  $     1,367  $    44,485  $        34  $      (733) $    (1,019) $   44,140
                                ----------  --------  -----------  -----------  -----------  -----------  -----------  ----------

*Equity activity during the nine months ended June 30, 2000 is unaudited.

The accompanying notes are an integral part of these consolidated financial statements.

                 NOTE: All common stock is considered redeemable

                                                                          THE PBSJ CORPORATION
                                                                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                    (in thousands, except share data)

                                                                                            Nine months
                                                          Years ended September 30,        ended June 30,

                                                         1999       1998       1997       2000       1999
                                                       --------   --------   --------   --------   --------
                                                                                            (Unaudited)
Cash Flow from operating activities:
Net income                                             $  5,446   $  4,474   $  4,000   $  6,004   $  4,036
  Adjustments to reconcile net income to net
     cash (used in) provided by operating activities:
  Realized (gain) loss on sale of investments              (620)        --         --        946         --
Non-cash special charges                                    131        135        547         (5)        28
Depreciation and amortization                             6,113      5,330      3,931      5,718      4,356
Provision for bad debt and unbillable amounts             1,899      1,579      1,537     (1,173)       855
Provision for deferred income taxes                         880      2,743        694      2,771         60
Provision for deferred compensation                          33        557      1,014        603        145
Net investment in life insurance policies                  (279)      (446)      (317)      (513)       (74)
Change in operating assets and liabilities, net of
  acquisitions:
     (Increase) decrease in accounts and notes
     receivable                                          (5,617)    (4,174)      (928)       308     (1,852)
     (Increase) in unbilled fees                         (4,292)    (3,686)      (227)    (5,604)    (1,655)
     Decrease (increase) in other current assets             65         22       (527)      (299)        35
     Decrease (increase) in other assets                  1,217       (309)        --       (198)      (417)
     (Decrease) increase in accounts payable and
     accrued expenses                                    (5,375)      (427)    (1,411)    11,594        345
     Increase in accrued vacation                           635        653         --        749        428
     (Decrease) increase in other liabilities              (758)       (80)        --      1,050       (432)
                                                       --------   --------   --------   --------   --------
     Net cash (used in) provided by operating
      activities                                           (522)     6,371      8,313     21,951      5,858
                                                       --------   --------   --------   --------   --------
Cash flows from investing activities:
     Purchases of marketable securities                  (1,968)        --       (620)        --         --
     Proceeds from sale of marketable securities          1,636         --         --      2,940         --
     Acquisitions, net of cash acquired                      --     (1,285)   (11,803)        --         --
     Sale of property and equipment                         350         --         --         --         --
     Purchase of property and equipment                  (7,025)    (6,748)    (3,757)    (9,875)    (5,919)
                                                       --------   --------   --------   --------   --------
     Net cash used in investing activities               (7,007)    (8,033)   (16,180)    (6,935)    (5,919)
                                                       --------   --------   --------   --------   --------
Cash flows from financing activities:
     Increase (decrease) in bank overdraft                3,823         --         --     (3,823)        --
     Borrowings under line of credit                     92,975     69,153     60,699     73,814     70,860
     Principal payments under line of credit            (93,345)   (65,160)   (59,630)   (73,647)   (71,870)
     Proceeds from issuance of notes payable                 --         --     10,000         --      1,786
     Principal payments under notes and mortgage
     payable                                               (614)    (3,793)    (1,145)    (2,616)    (2,415)
     Proceeds from sale of the our common stock           8,151      4,056      1,400         71      6,705
     Repayment of notes receivable from stockholders         --         --         28         58         --
     Decrease in notes receivable from stockholders          --         --         --
     Purchase of our common stock                        (5,318)    (2,561)    (2,403)    (7,713)    (4,976)
                                                       --------   --------   --------   --------   --------
     Net cash provided by (used in) financing
      activities:                                         5,672      1,695      8,949    (13,856)        90
                                                       --------   --------   --------   --------   --------
Net (decrease) increase in cash and cash equivalents     (1,857)        33      1,082      1,160         29

Cash and cash equivalents at beginning of period          1,857      1,824        742         --      1,857
                                                       --------   --------   --------   --------   --------
Cash and cash equivalents at end of period             $     --   $  1,857   $  1,824   $  1,160   $  1,886
                                                       ========   ========   ========   ========   ========

        The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO FINANCIAL STATEMENTS (in thousands, except for share data)

1.   Organization and Summary of Significant Accounting Policies:

     Organization and Principles of Consolidation

     The consolidated financial statements include the accounts of The PBSJ Corporation and its wholly-owned subsidiaries, Post, Buckley, Schuh & Jernigan, Inc., a Florida corporation ("PBS&J"), PBS&J Construction Services, Inc., Post, Buckley International, Inc., Post Buckley de Mexico, S.A. de C.V., Seminole Development Corporation and HOH Associates, Inc. (collectively the "Company"). All material intercompany transactions and accounts have been eliminated in the accompanying consolidated financial statements.

     During fiscal 1999, PBS&J became the successor to Post, Buckley, Schuh & Jernigan, Inc., a Texas corporation, Post, Buckley, Schuh & Jernigan, Inc., a California corporation, Post, Buckley, Schuh & Jernigan, Inc., a Nevada corporation, Post, Buckley, Schuh & Jernigan, Inc. of Arizona, Coastal Environmental Services, Inc., Espey, Huston & Associates, Inc., Survey Resources, Inc., and Kercheval and Associates, Inc. (collectively "Related Entities") through the merger of PBS&J and the Related Entities of the Company. The acquisition of the Related Entities has been accounted for in a manner similar to a pooling of interest since it was acquired from companies under common control. There was no consideration given by PBS&J for the acquisition of these Related Entities. The merger does not have an effect on the accompanying financial statements.

     Unaudited Interim Results

     The accompanying consolidated balance sheet as of June 30, 2000 and statements of income, stockholders' equity and cash flows for the nine months ended June 30, 2000 and 1999 are unaudited. In the opinion of management, these financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company's consolidated results of operations and cash flows for the interim period presented. The data for the nine months ended June 30, 2000 and 1999 included in notes to the consolidated financial statements is also unaudited.

     Revenue Recognition

     In the course of providing its services, the Company routinely incurs direct expenses such as subcontracts for services. In addition, the Company also includes pass-through costs on cost plus contracts which are customer-reimbursable materials, equipment and subcontractor costs when the Company determines that it is responsible for engineering specification, procurement and management of such cost components on behalf of the customer. These direct expenses are principally passed through to the Company's clients with minimal or no mark-up and, in accordance with industry practice, are included in the Company's gross revenues. Accordingly, the Company also reports net earned revenue, which is gross revenue less direct expenses. For cost-plus and time and material contracts, the Company reports fees earned based on actual labor multiplied by contractual rates or multipliers. For fixed price contracts, the Company reports fees earned on the percentage of completion basis which includes revenue on the basis of costs incurred to date as a percentage of the total estimated costs.

     Anticipated losses are recognized in total in the period in which they became determinable. Accounts receivable is presented net of an allowance for doubtful accounts of $4,952, $4,954 and $2,485 at September 30, 1999 and 1998, and June 30, 2000, respectively. Unbilled fees are presented net of an allowance for estimated unbillable amounts of $611, $295, and $530 at September 30, 1999 and 1998 and June 30, 2000, respectively.

     Capital Structure

     The Company has authorized 3,000,000 shares of common stock (par value $.0033).

     The by-laws of the Company require the Company to redeem, at fair market value, common stock held by shareholders who terminate employment with the Company. As of September 30, 1999 and 1998, there is no outstanding redeemable common stock relating to employees no longer employed by the Company. As of June 30, 2000, there was approximately $308 relating to the redemption value of redeemable common stock for employees no longer employed by the Company. This amount is included in accounts payable and accrued expenses in the accompanying consolidated balance sheets. The redemption value of all outstanding shares is as follows: September 30, 1999 - $81,068; September 30, 1998 - $67,973; September 30, 1997 - $54,607;
     and June 30, 2000 - $74,678.

     Cash and Cash Equivalents

     Cash equivalents consist of all highly liquid investments with an original maturity of three months or less from their dates of purchase. Cash equivalents consist primarily of money market accounts.

     Income Taxes

     The Company uses the liability method of accounting for income taxes. The liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities. Such differences relate, primarily, to the Company's use of the accrual method of accounting for financial reporting purposes, and the cash method of accounting for tax purposes.

     Basic and Diluted Earnings Per Share

     Basic net income attributable to common stockholders per share has been computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding. Diluted net income attributable to common stockholders per share reflects the potential dilution that could occur assuming the inclusion of dilutive potential common shares and has been computed by dividing net income attributable to common stockholders by the weighted average number of common shares and dilutive potential common shares outstanding. Dilutive potential common shares include all outstanding restricted stock awards after applying the treasury stock. The restricted stock does not have a material impact on the diluted earnings per share calculation.

     Marketable Securities

     Marketable securities consist of equity securities and mutual funds that are considered available-for-sale and are recorded at fair value. Changes in unrealized gains and losses for available-for-sale securities are charged or credited as a component of accumulated other comprehensive income, net of tax. A decline in the fair value of an available-for-sale security below cost that is deemed other than temporary is charged to earnings.

     Fair Value of Financial Instruments

     The fair value of the Company's cash, accounts receivables, unbilled fees and trade accounts payable approximates book value due to the short-term maturities of these instruments. The carrying amount of marketable securities is based on quoted market prices at the reporting date for those investments and approximates fair value. The fair value of the Company's debt approximates the carrying value which was based on similar stated rates, terms and maturities of existing debt as compared to current market conditions.

     Goodwill

     Goodwill, in the amount of $5,733, included in other assets, represents the difference between the purchase price and the fair value of the net assets of acquired businesses, and is being amortized on a weighted-average basis over 10 to 20 years. A change in accounting estimate was made effective October 1, 1999, to change the maximum useful life of goodwill from 40 years to 20 years. The effect of this change had no material impact on operating income for the years ended September 30, 1999, 1998 and 1997. The increase in amortization expense due to this change was $180 for the nine months ended June 30, 2000. Amortization expense relating to goodwill amounted to $201, $195 and $82 for the years ended September 30, 1999, 1998 and 1997, respectively, and $332 and $150 for the nine months ended June 30, 2000 and 1999, respectively. The Company evaluates the realizability of goodwill based upon undiscounted forecasted operating earnings over the remaining amortization period for each investment having a significant goodwill balance. If an impairment in the value of the goodwill were to occur, the Company would reflect the impairment through a reduction in the carrying value of the goodwill based upon the estimated fair value of the investment. Management believes that no impairment of goodwill exists at June 30, 2000.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include the allowance for doubtful accounts, unbilled fees, and reserve for litigation. Actual results could differ from those estimates.

     Stock Based Compensation

     Non-vested, restricted stock awarded to certain employees are measured at the estimated fair value of the stock at the grant date.

     Changes in Presentation

     Certain financial statement reclassifications have been made to conform prior years' data to the 1999 financial statement presentations.

     Property and Equipment

     Property and equipment are stated at cost. Major renewals and improvements are capitalized, while repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

     Leasehold improvements are amortized over the shorter of the terms of the leases or their estimated useful lives. Cost and accumulated depreciation of property and equipment retired or sold are eliminated from the accounts at the time of retirement or sale and the resulting gain or loss is recorded in income.

     Concentrations of Credit Risk

     Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, accounts receivable and unbilled fees. The Company places its cash with high credit quality financial institutions. At times, such amounts may be in excess of the FDIC insurance limits.

     Work performed for governmental entities accounted for approximately 66% of engineering fees for the years ended September 30, 1999, 1998 and 1997 and for the nine months ended June 30, 2000 and 1999. For the years ended September 30, 1999, 1998 and 1997, we derived approximately 15%, 17% and 21%, respectively, of our net earned revenue from various districts and departments of FDOT under numerous contracts. While we believe the loss of any individual contract would not have a material adverse effect on our results of operations and would not adversely impact our ability to continue work under our other contracts with the FDOT, the loss of all the FDOT contracts could have a material adverse effect on our results of operations. Ongoing credit evaluations of customers are performed and generally no collateral is required. The Company provides an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. Actual losses have historically been within management's expectations and estimates.

     Comprehensive Income

     In 1999, the Company implemented Statement of Financial Accounting Standards No. 130 ("SFAS No. 130"), "Reporting Comprehensive Income," which establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. This statement requires that an enterprise (a) classify items of other comprehensive income, such as unrealized holding gains and losses on investments, by their nature in the financial statements and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. The entire accumulated other comprehensive income consisted of unrealized holding gains and losses on investments as of September 30, 1999, 1998 and 1997 and June 30, 2000. The components of the unrealized gain on investments was as follows for the years ended September 30, 1999, 1998 and 1997, and nine months ended June 30, 2000:

                                                                  June 30                      September 30
                                                                  -------           ---------------------------------
Unrealized gain on investments:                                     2000             1999         1998           1997
                                                                    ----             ----         ----           ----
-    Holding loss arising during period, net of tax                ($132)           ($491)         --             153

     Reclassification adjustment, net of tax                        (620)             946                         --
                                                                    -----             ---         ----           ----
     Net (loss) gain recognized in other comprehensive             ($752)            $455          --             153
     income

     Recent Accounting Pronouncements

     In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 established methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company believes that the effect of SFAS No. 133 is immaterial on the operations and financial position of the Company.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB101"). SAB 101 summarizes certain areas of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company has adopted SAB101 for each period presented in the accompanying statement of operations. There are no significant adjustments posted as a result of the adoption of SAB101.

2.   Marketable Securities:

     At June 30, 2000 and September 30, 1999 and 1998, the Company held investments in marketable securities classified as available-for-sale which consisted of mutual funds and equity securities. Available-for-sale securities at June 30, 2000 and September 30, 1999 and 1998 consisted of the following:

                                                      Fair          Unrealized
                                       Cost           Value       (Loss) / Gain
                                 ---------------  -------------   -------------
    June 30, 2000
         Mutual funds                   $    272       $    397         $   125
         Common stock                         76             76               0
                                 ---------------  -------------   -------------
         Total                          $    348       $    473         $   125
                                 ===============  =============   =============
    September 30, 1999
         Mutual funds                    $ 3,905        $ 3,560          $ (345)
         Common stock                        618            344            (274)
                                 ---------------  -------------   -------------
         Total                           $ 4,523        $ 3,904          $ (619)
                                 ===============  =============   =============
    September 30, 1998
         Mutual funds                    $ 2,756        $ 3,087          $  331
                                 ===============  =============   =============

3.   Property and Equipment:

     Property and equipment consisted of the following:

                                                                           September 30,
                                                  Estimated         ---------------------------     June 30,
                                                Useful Lives            1999           1998           2000
                                            ---------------------   -------------   -----------   ------------
    Land                                              -             $         596   $       470   $      2,226
    Building and building improvements      10 to 31.5 years                4,633         4,633          7,233
    Furniture and equipment                 5 to 7 years                   32,969        32,612         36,314
    Computer equipment under capital lease  3 years                         1,786             -          1,786
    Vehicles                                3 years                         3,042         3,419          3,228
    Leasehold improvements                  10 years                        5,574         5,327          6,219
                                                                    -------------   -----------   ------------
                                                                           48,600        46,461         57,006

Less accumulated depreciation and amortization                            (27,397)      (27,193)       (31,392)
                                                                    -------------   -----------   ------------
                                                                    $      21,203   $    19,268   $     25,614
                                                                    =============   ===========   ============

     Depreciation and amortization expense relating to property and equipment amounted to $5,908, $5,131 and $3,751 for the years ended September 30, 1999, 1998 and 1997, respectively, and $5,465 and $4,232 for the nine months ended June 30, 2000 and 1999, respectively. The computer equipment is held under a capitalized lease. Accumulated depreciation related to the computer equipment amounted to $310 and $758 at September 30, 1999 and June 30, 2000, respectively.

4.   Acquisition:

     On December 1, 1997 and August 7, 1997, respectively, the Company acquired all of the outstanding stock of Kercheval and Associates, Inc. (a California corporation) for $1,324 and Espey, Huston & Associates, Inc. ("EH&A") (a Texas corporation) for $12,046.

     The acquisitions were accounted for using the purchase method of accounting, and the results of operations have been included since their respective dates of acquisition. The Company has recorded goodwill in the amount of $65 related to Kercheval and $5,280 related to EH&A, which is the cost in excess of fair value of net assets acquired in these purchase transactions.

5.   Income Taxes:

     Provisions for income taxes consisted of the following:

                                                                                        Nine Months Ended
                                           Years Ended September 30,                         June 30,
                                   -----------------------------------------        --------------------------
                                      1999            1998           1997              2000            1999
                                   ----------      ----------     ----------        -----------     ----------
Current                            $        -      $      207     $    2,089        $         -     $        -
Deferred                                3,500           2,743            694              3,838          2,581
                                   ----------      ----------     ----------        -----------     ----------
                                   $    3,500      $    2,950     $    2,783        $     3,838     $    2,581
                                   ==========      ==========     ==========        ===========     ==========

     Included in the 1999 and 1998 and 1997 provisions for income taxes are deferred state taxes of $581 and $454 and $145, respectively. The current portions of state taxes was $0, $0, $283, for the years ended September 30, 1999, 1998 and 1997. A reconciliation of the income tax provision to taxes computed at the U.S. federal statutory rate is as follows:

                                                           1999             1998            1997
                                                        ----------       ----------      ----------
U.S. Statutory Rate                                          35.0%           35.0%           35.0%
State Taxes, net of Federal Tax Benefit                       3.9             3.9             3.9
Nondeductible expenses                                        0.2             0.9             2.1
                                                        ----------       ----------      ----------
Effective tax rate                                           39.1%           39.8%           41.0%
                                                        ==========       ==========      ==========

     The provision for income taxes for the nine months ended June 30, 2000 and 1999 were calculated at an effective tax rate of approximately 39%.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities consisted of the following:

                                                          December 31,
                                                 ------------------------------
                                                     1999              1998
                                                 ------------       -----------
Deferred tax liabilities:
     Accounts receivable                         $     14,665       $    13,072
     Unbilled fees                                      8,316             8,193
     Depreciation                                         836               836
     Other                                                841               604
                                                 ------------       -----------
     Gross deferred tax liabilities                    24,658            22,705

Deferred tax assets:
     Accounts payable and accrued expenses             (5,538)           (6,884)
     Net operating loss carryforwards                  (1,806)                -
     Compensation                                        (900)                -
     Deferred credits                                  (2,120)           (1,925)
     Other liabilities                                 (1,192)           (1,675)
                                                 ------------       -----------
     Gross deferred tax assets                        (11,556)          (10,484)
                                                 ------------       -----------
     Net deferred tax liabilities                $     13,102       $    12,221
                                                 ============       ===========

6.   Deferred Compensation Plans:

     The Company maintains deferred compensation/consulting plans which cover certain present key officers and employees and provides for payments upon retirement, death, or disability. The contracts fixed a minimum level for retirement benefits to be paid to participants based on age at retirement with the Company. The deferred compensation plans are funded through life insurance and are being provided for currently. Total annual cash surrender value increase for the years ended September 30, 1999, 1998 and 1997 for the plans amounted to $279, $446 and $558, respectively. For the nine months ended June 30, 2000 and 1999, total annual cash surrender value increase for the plans was $513 and $460, respectively. Total compensation expense, included in general and administrative expenses, related to the plans amounted to $566, $557, $659, $656 and $408 in fiscal years 1999, 1998 and 1997 and for the nine months ended June 30, 2000 and 1999, respectively.

7.   Employee Benefit Plan:

     The Company has a qualified contributory profit-sharing and employee stock ownership plan (the "Plan") providing benefits for all eligible employees. During 1999, the Plan was amended to include an employer matching contribution up to 3% of the participants' eligible compensation. Prior to 1999, the Plan included an employer matching contribution, equal to 1% of the participants' eligible compensation. The Company's matching contribution was $1,831, $909 and $0 for the fiscal years 1999, 1998 and 1997, respectively. The Company's matching contribution for the nine months ended June 30, 2000 and 1999 was $1,776 and $1,309, respectively. In addition, the Company accrued an additional $400 and $1,631 at September 30, 1999 and 1998, respectively, as discretionary contributions to the profit sharing plan.

8.   Restricted Stock:

     Restricted stock is offered to existing employees, which are subject to restrictions on transfer, and risk of forfeiture until earned by continued employment. The restricted stock is subject to total forfeiture if the employee ceases to be employed with us prior to the maturity date of the restricted stock, except in certain limited circumstances described in the individual restricted stock award agreement. During the restriction period, holders have the rights of shareholders, including the right to vote, but cannot transfer ownership. Restricted stock is recorded at fair value on the date of issuance. The stock vests over the service period, which is usually 5 years. The issuance of restricted stock gives rise to unearned compensation that is amortized over the vesting period. Through June 30, 2000 and September 30, 1999, 95,283 and 99,602 shares of restricted stock have been issued, of which 7,227 and 14,269 shares had vested or had been canceled. Unearned compensation is shown as a reduction of stockholders' equity in the accompanied financial statements. The total amount of compensation expense recognized under these agreements during 1999, 1998 and 1997 was $280, $183 and $175, respectively.

9.   Long Term Debt:

                                                       September 30,                             June 30,
                                                           1999               1998                2000
                                                     -----------------  ----------------    ----------------
Line of credit unused availability of $29,113,
   $5,910 and $29,425 at September 30, 1999 and
   1998 and June 30, 2000, respectively.               $         7,720  $          6,090    $          7,887

Term loan due in annual installments of $2,000,000
   through July 31, 2002. Interest at LIBOR plus 75
   basis points or prime minus 50 basis points
   (6.1125%, 5.98% and 7.3919% at September 30,
   1999 and 1998 and June 30, 2000, respectively).               6,000             8,000               6,000

Mortgage note payable due in monthly installments
   of $36, including interest at 6.87%, collateralized
   by real property, unpaid principal due May 31, 2000.          2,044             2,294                   -

Notes payable to current and former stockholders
   due in monthly and quarterly installments with
   interest of 7.25% through 2002.                                 527               745                 179

Capital lease of equipment, interest accrues at 7.75%,
   collateralized by certain equipment due in monthly
   payments of principal and interest of $36,481.                1,640                 -               1,416
                                                       ---------------  ----------------    ----------------
                                                                17,931            17,129              15,482
Less current portion                                             4,594             8,540               2,417
                                                       ---------------  ----------------    ----------------
                                                       $        13,337  $          8,589    $         13,065
                                                       ===============  ================    ================

     Scheduled maturities are as follows:

     2000 - $2,210; 2001 - $2,445; 2002 - $10,318; 2003 - 415, and 2004 and
     thereafter - $94.

     On June 30, 1999, the Company entered into a new line of credit agreement with a bank. The line of credit replaced a line of credit with two other banks and increased the availability of funds from $12 million to $37 million. The expiration date on the new line of credit is June 30, 2002. The interest rate ranges from LIBOR plus 50 basis points to prime minus 125 basis points if the Company's funded debt coverage ratio is less than 2.5 (5.87% , 6.125% and 7.1419% at September 30, 1999 and 1998 and June 30,
     2000, respectively). The range increases to LIBOR plus 75 basis points to prime minus 100 basis points if the Company's funded debt coverage ratio is between 2.5 to 3.0. The line of credit contains clauses requiring the maintenance of various covenants and financial ratios.

     Additionally, on June 30, 1999, the Company consolidated the term loans with one bank. The line of credit and term loans are collateralized by substantially all the assets of the Company.

10.  Commitments and Contingencies:

     The Company is obligated under various noncancelable leases for office facilities, furniture and equipment. Certain leases contain renewal options, escalation clauses and certain other operating expenses of the properties. In the normal course of business, leases that expire are expected to be renewed or replaced by leases for other properties. As of September 30, 1999, the future minimum annual rental commitments under operating and capital leases are as follows:

                                                                        Capitalized            Operating
     Year Ending September 30                                              Leases               Leases
                                                                       ---------------      ---------------
     2000                                                              $          438       $        8,735
     2001                                                                         438                6,199
     2002                                                                         438                4,097
     2003                                                                         438                2,816
     2004                                                                         218                  676
                                                                       ---------------      ---------------
     Total minimum lease payments                                               1,970      $        22,523
                                                                                            ===============
     Less: amount representing interest                                           330
                                                                       ---------------
     Present value of minimum lease payments                           $        1,640
                                                                       ===============

     Total rent expense included in general and administrative expenses was $8,903, $8,089, $5,922, $7,655 and $6,443 for fiscal years ended 1999,
     1998, 1997 and for the nine months ended June 30, 2000 and 1999, respectively.

     The Company is involved in legal actions arising in the ordinary course of business. The Company maintains a full range of insurance coverage, including worker's compensation, general and professional liability (including pollution liability) and property coverage. The Company insurance policies may offset the amount of loss exposure from legal actions.

     As of September 30, 1999, there were approximately 17 cases pending against the Company, where plaintiffs allege damages resulting from the Company's engineering services. The plaintiffs' allegations of liability in those cases seek recovery for damages caused by the Company based on various theories of negligence, contributory negligence or breach of contract.

     As of September 30, 1999, the Company had a reserve of $2.4 million for all potential and existing liabilities that, in management's opinion, are probable. The Company expects to pay these liabilities over the next one to three years. Management is of the opinion that the liabilities ultimately resulting from such existing and other pending proceedings, lawsuits and claims should not materially affect the Company's financial position, results of operations or cash flows.

11.  Supplemental Cash Flow Information:

                                                      Years ended September 30,           Nine months ended
                                                                                               June 30,
                                                    1999        1998        1997          2000        1999
Cash paid during the year for:
    Interest                                     $   1,115   $   1,366   $     659     $   1,083   $      897
    Income taxes                                        33       2,170       1,509             -            -
Non-cash investing activities:
    Computer equipment acquired
       through capital leases                        1,786           -           -             -            -
    Investments received in the
       sale of fixed assets                            618           -           -             -            -

Details of acquisition:
    Fair value of assets acquired                $       -   $   4,121   $  12,165     $       -   $        -
    Goodwill                                             -          65       5,280             -            -
    Liabilities assumed                                  -      (2,862)     (5,399)            -            -
                                                 ----------  ----------  ----------    ----------  -----------
    Cash paid                                            -       1,324      12,046             -            -
    Less: cash acquired                                  -         (39)        243             -            -
                                                 ----------  ----------  ----------    ----------  -----------
    Net cash paid for acquisitions               $       -   $   1,285  $   11,803    $        -   $        -
                                                 ==========  ==========  ==========    ==========  ===========

12.  Segment Reporting

     Financial information relating to the Company's operations by service are as follows:

Nine Months Ended June 30, 2000
                                          Transportation        Construction           Civil       Environmental            Total
Engineering fees                                 $77,426             $24,125         $52,492             $40,231         $194,274
Net earned revenue                                56,643              17,499          40,393              32,254          146,789
Operating income                                   7,110               2,627             640               1,045           11,422
Depreciation and amortization                      2,280                 710           1,544               1,184            5,718
Total assets                                      41,884              12,452          33,960              24,904          113,200
Capital expenditures                               3,936               1,227           2,670               2,042            9,875

Nine Months Ended June 30, 1999
                                          Transportation        Construction           Civil       Environmental            Total
Engineering fees                                 $65,405             $21,213         $49,496             $40,657         $176,771
Net earned revenue                                48,904              15,861          37,009              30,400          132,174
Operating income                                   2,597                 772           2,106               1,544            7,019
Depreciation and amortization                      1,612                 479           1,307                 958            4,356
Total assets                                      37,416              11,124          30,338              22,247          101,125
Capital expenditures                               2,190                 651           1,776               1,302            5,919

Year Ended September 30, 1999
                                          Transportation        Construction           Civil       Environmental            Total
Engineering fees                                 $87,464             $27,339         $65,336             $61,278         $241,417
Net earned revenue                                65,100              17,772          51,496              46,269          180,637
Operating income                                   3,316                 989           2,683               2,012            9,000
Depreciation and amortization                      2,262                 672           1,834               1,345            6,113
Total assets                                      38,263              11,411          30,953              23,208          103,835
Capital expenditures                               2,589                 772           2,094               1,570            7,025

Year Ended September 30, 1998
                                          Transportation        Construction           Civil       Environmental            Total
Engineering fees                                 $82,651             $26,806         $62,547             $51,377         $223,381
Net earned revenue                                61,839              20,056          46,797              38,441          167,133
Operating income                                   3,357               1,139           1,677               1,611            7,784
Depreciation and amortization                      2,299                 780           1,148               1,103            5,330
Total assets                                      41,588              14,107          20,770              19,960           96,425
Capital expenditures                               2,910                 987           1,453               1,398            6,748

Year Ended September 30, 1997
                                          Transportation        Construction           Civil       Environmental            Total
Engineering fees                                 $63,878             $20,717         $50,067             $37,982         $172,644
Net earned revenue                                48,627              15,771          38,113              28,912          131,423
Operating income                                   2,957                 928           1,371               1,406            6,662
Depreciation and amortization                      1,744                 548             809                 830            3,931
Total assets                                      37,038              11,626          17,176              17,617           83,457
Capital expenditures                               1,667                 523             773                 794            3,757

    Prior to fiscal 2000, general and administrative costs were allocated based on each segment's direct costs, as a percentage of total direct costs. Beginning with fiscal 2000, each segment's general and administrative costs are a combination of its' actual relative direct expenses and an allocation of corporate expenses based on the same percentage noted above. As a result, the operating income for each segment represented the segment's actual expenses plus an allocation of corporate overhead. The effect of this charge on operating income at June 30, 2000 was as follows:

         Operating Income Under Old Method of General and Administrative
                              Expense Allocation:

           Transportation       Construction          Civil        Environmental
           --------------       ------------          -----        -------------
               $4,569             $1,371             $3,084           $2,399

13.      Allowance for Doubtful Accounts and Estimatable Unbillable Amounts

         The activity in the allowance for doubtful and estimatable unbillable amounts were as follows:

                                                                          ADDITIONS
                                                            BALANCE AT   CHARGED TO
                                                           BEGINNING OF   COSTS AND                BALANCE AT
                          DESCRIPTION                         YEAR        EXPENSES    DEDUCTIONS   END OF YEAR
                                                           ------------  -----------  ----------   -----------
YEAR ENDED SEPTEMBER 30, 1999

     Allowance for doubtful accounts                          $ 4,954     $ 1,262      $(1,264)     $ 4,952
     Allowance for estimatable unbillable amounts                 295         637         (321)         611
                                                           ------------  -----------  ----------   -----------
                                                              $ 5,249       1,899      $(1,585)     $ 5,563
                                                           ============  ===========  ==========   ===========

YEAR ENDED SEPTEMBER 30, 1998

     Allowance for doubtful accounts                          $ 4,128     $ 1,579      $  (753)     $ 4,954
     Allowance for estimatable unbillable amounts                 295           0           (0)         295
                                                           ------------  -----------  ----------   -----------
                                                              $ 4,423     $ 1,579      $  (753)     $ 5,249
                                                           ============  ===========  ==========   ===========
YEAR ENDED SEPTEMBER 30, 1997

     Allowance for doubtful accounts                          $ 3,316     $ 1,537      $  (725)     $ 4,128
     Allowance for estimatable unbillable amounts                 345           0          (50)         295
                                                           ------------  -----------  ----------   -----------
                                                              $ 3,661     $ 1,537      $  (775)     $ 4,423
                                                           ============  ===========  ==========   ===========

                                  EXHIBIT INDEX


EXHIBIT NO.        EXHIBIT DESCRIPTION
-----------        -------------------

  21               Subsidiaries